SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 10, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure:   AngloGold Ashanti : Report for the quarter and year ended 31 December 2005 prepared in accordance IFRS

Quarter 4 2005
Report
for the quarter and year ended 31 December 2005
Group results for the quarter ...
• Gold production down 3% to 1.494Moz, primarily due to anticipated declines at Geita and Sunrise Dam.
• Price received up 10% to $476/oz.
• South African total cash costs 5% lower at R56,198/kg ($268/oz) due to excellent cost management.
• Total cash costs down 2% to $278/oz.
• Adjusted headline earnings up to $41m as a result of solid production, lower total cash costs and improved price received.
...and for the year
• Gold production increased 6% to 6.166Moz.
• Total cash costs up 6%, mainly due to strong operating currencies.
• Adjusted headline earnings decreased to $200m.
• Final dividend declared at 62 South African cents per share or 10 US cents per share, resulting in a total dividend of
232 South African cents or 35 US cents per share.
Quarter
Year
Quarter
Year
ended
Dec
2005
ended
Sept
2005
ended
Dec
2005
ended
Dec
2004
ended
Dec
2005
ended
Sept
2005
ended
Dec
2005
ended
Dec
2004
Restated
Restated
Restated
Restated
SA rand / Metric
US dollar / Imperial
Operating review
Gold
     Produced
- kg / oz (000)
46,460
47,723   191,783   181,311
1,494
1,534 6,166 5,829
     Price received
1
- R/kg / $/oz
99,780
90,440     89,819     81,051
476
433 439 394
     Total cash costs
- R/kg / $/oz
58,367
59,453     57,465     54,276
278
284 281 264
     Total production costs
- R/kg / $/oz
82,873
78,082     76,495     68,221
395
373
374          332
Financial review
(Gross loss) gross profit - R / $ million
(340)
243       1,088       1,697
(57)
29 183 243
Gross profit adjusted
     for the effect of unrealised non-
     hedge derivatives
2
- R / $ million
870
678       2,988       2,844
134
105 469 441
(Loss) profit attributable to equity
     shareholders
- R / $ million
(1,463)
(415) (1,262) 728
(227)
(73)       (183)
108
Headline (loss) earnings - R / $ million
(1,097)
(390) (723) 937
(171)
(69)         (98)
141
Headline earnings before unrealised
     non-hedge derivatives, fair value
     gain (loss) on convertible bond
     and interest rate swaps
3
- R / $ million
250
144       1,265       1,691
41
22 200 271
Capital expenditure - R / $ million
1,279
1,385       4,596       3,764
196
215 722 585
(Loss) earnings per ordinary share-cents/share
     Basic
(552)
(157) (477) 290
(86)
(28)        (69)
43
     Diluted
(552)
(157) (477) 289
(86)
(28)        (69)
43
     Headline
(414)
(147) (273) 373
(65)
(26)        (37)
56
Headline earnings before unrealised
     non-hedge derivatives, fair value
     gain (loss) on convertible bond
     and interest rate swaps
3
- cents/share
94
52
478         673
15
8 76 108
Dividends                                      -
cents/share
62
232         350
10
35            56
Notes:
1.
Price received includes realised non-hedge derivatives.
2.
Refer to note 8 of Notes for the definition.
3.
Refer to note 7 of Notes for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 December 2005
Price received
1
Production
Total cash costs       Cash gross profit
2
Gross profit (loss)
adjusted for the
effect of
unrealised non-
hedge derivatives
3
$/oz
%
Variance
4
oz (000)
%
Variance
4
$/oz
%
Variance
4
$m
%
Variance
4
$m
%
Variance
4
Great Noligwa
488
8
170
–
240
(11)
42
56
25
19
Mponeng
486
7
143
13
247
(9)
32
68
25
178
TauTona
486
8
128
3
248
(4)
29
38
13
8
Kopanang
488
8
118
(6)
263
4
25
32
18
29
AngloGold Ashanti Mineração
451
7
66
2
190
10
15
–
12
–
Sunrise Dam
515
15
92
(9)
231
(28)
14
17
7
40
Morila
5
483
9
58
(16)
227
17
14
(18)
8
14
Cerro Vanguardia
5
432
8
51
(2)
173
(14)
14
17
9
80
Cripple Creek & Victor
399
4
85
(8)
239
3
13
(13)
4
–
Navachab
482
10
22
5
259
(3)
12
140
7
75
Sadiola
5
485
10
43
(2)
284
18
10
11
7
–
Obuasi
457
11
100
2
357
5
9
125
(5)
–
Geita
503
24
120
(12)
326
(8)
8
11
7
800
Serra Grande
5
479
15
24
–
174
9
8
60
6
50
Yatela
5
487
11
31
48
208
(27)
8
167
6
200
Siguiri
5
460
11
62
2
341
10
8
14
1
–
Tau Lekoa
488
8
61
(14)
441
18
3
–
(5)
(150)
Savuka
487
8
25
(31)
297
(22)
1
–
1
–
Iduapriem
5
457
11
44
–
397
8
(1)
(200)
(5)
(150)
Bibiani
469
9
25
(11)
334
8
(4)
–
(6)
(50)
Other
26
8
–
(2)
7
(59)
(1)
(109)
AngloGold Ashanti
476
10
1,494
(3)
278
2
267
21
134
28
1
Price received includes realised non-hedge derivatives.
2
Cash gross profit is gross profit adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
3
Refer to note 8 of Notes for the definition.
4
Variance December 2005 quarter on September 2005 quarter – increase (decrease).
5    Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER AND YEAR
The December quarter was marked by a steady
operational performance, with production down slightly to
1.494Moz, and excellent cost control, with total cash costs
2% lower at $278/oz. Together with good participation in
the gold price rally, this translated into considerably
improved adjusted headline earnings, up 86% to $41m
from the restated $22m reported for the third quarter of
2005.
Furthermore, the adjusted headline earnings of $41m are
after deducting three significant and largely once-off
charges. First, the full implementation of the new IAS 16
standard this quarter required a reassessment of the
useful lives of the company’s fixed assets, which resulted
in a $13m increase in the depreciation charge. Second,
revisions to rehabilitation cost estimates required a $28m
increase in these provisions. Finally, tax provisions for
Africa and South America were increased by $52m,
although a $48m tax credit in Ghana mostly offset this
increase.
Operationally, the African assets reported generally solid
performances, including 2% production improvements at
both Obuasi in Ghana and Siguiri in Guinea, and a 48%
production increase at Yatela to 31,000oz. As anticipated
and reported previously, production at Geita continued to
decline this quarter to 120,000oz, where it is expected to
remain for the duration of the cut-back of the Nyankanga
pit – likely until the third quarter of 2006. Total cash costs at Geita, however, declined 8%, reflecting the ongoing
benefit of the successful transition to owner-mining, the
full gains of which should be realised by mid-year.
The South African operations reported a 1% decline in
production to 669,000oz after an expected 7% decrease
at Kopanang and 13% lower production from Tau Lekoa,
where a restructuring plan is currently underway to yield a
better performance going forward. These declines
partially counteracted the good operational results at
Mponeng, where production rose 12% and total cash
costs declined 9%, and at TauTona, where production
was up 3% and total cash costs were down 4%. A
sustained focus on the cost savings initiatives highlighted
earlier in the year resulted in significantly improved South
African total cash costs of R56,198/kg, marking the eighth
consecutive quarter of managing these costs to around
the R60,000/kg level.
In respect of the international operations, the Brazilian
assets
–
AngloGold Ashanti Mineração and Serra
Grande – reported production generally in line with that of
the previous quarter, although total cash costs increased
by 10% and 9%, respectively, partly as a result of the
significant appreciation over the quarter of the Brazilian
real. In Australia, production at Sunrise Dam declined as
expected to 92,000oz, as mining continues in the low-
grade northern section of the pit, where it will likely remain for the next nine months. Production at Cripple Creek &
Victor in the US decreased 8% due to a decline in heap
leach recoveries, while the high cost of diesel and
other consumables resulted in a 3% increase in total
cash costs to $239/oz.
For the year ended 31 December 2005, gold
production was 6% higher at 6.166Moz, largely
attributable to the inclusion of a full year’s production
from the Ashanti assets, in addition to record
performances from Sunrise Dam in the first two
quarters of the year and 28% and 17% production
improvements at Morila and Mponeng, respectively.
This overall increase was offset to some degree,
however, by reduced production from key South
African assets including Great Noligwa and TauTona.
In the effort to mitigate the effects of ongoing cost
pressures, including the higher oil price, generally
increasing cost of consumables and strong local
currencies, the company announced earlier in the
year a stringent savings plan designed to eliminate
$110m in costs. The total cost-saving realised for
2005, at $160m, was well in excess of this target,
with the bulk of these derived from the South African
operations. The consequence of this intervention has
been to limit total cash cost escalation to 6% for the
year, to $281/oz.
In 2005, the company also achieved a significant
decrease in the fatality frequency rate, down 26%
year-on-year. While the LTIF rate regressed by 3%
to 6.75 per million man hours worked, this should be
compared with the international benchmark of 6.
Four operations were lost time injury-free for the
fourth quarter and Cripple Creek & Victor has now
achieved 25 months without a lost-time injury.
A dividend of 62 South African cents (10 US cents)
per share has been declared for the six months
ended 31 December 2005. This represents a similar
dividend payout level to adjusted headline earnings,
as per the interim year declaration, resulting in a total
dividend for the year of 232 South African cents
(35 US cents) per share. Given that AngloGold
Ashanti is in its highest-ever capital expenditure
phase, it will continue to manage capital expenditure
in line with profitability and cash flow, and its
approach to the dividend on the basis of prudent
financial management.
Looking ahead, production for the first quarter is
estimated to be 1.4Moz at an average total cash cost
of $311/oz, assuming the following exchange rates:
$/R6.25, A$/$0.76, BRL/$2.29 and
Argentinean peso/$2.96. Production is forecast to be
down quarter-on-quarter primarily due to a reduced
number of production shifts in the South Africa region
(69 production days in the first quarter of 2006 as
compared to 76 in the prior quarter). Capital
expenditure is estimated at $234m and will be
managed in line with profitability and cash flow.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         1

The table below provides guidance for the year, in respect
of forecast ounces, cash costs and capital expenditure. In
2006, AngloGold Ashanti expects production to decline
marginally to within a range of 5.9Moz to 6.1Moz, as
Bibiani phases into a tailings only operation in
combination with the forecast closure of Savuka. Total
cash costs are anticipated to be between $285/oz and
$293/oz, based on the following exchange rate
assumptions: $/R6.50, A$/$0.76, BRL/$2.40 and
Argentinean peso/$2.96. Capital expenditure for the year
is estimated to be between $786m and $818m and will be
managed in line with profitability and cash flow. The
depreciation and amortisation charge for 2006 is
estimated to be approximately $577m.
Based on current business planning, in 2007 AngloGold
Ashanti expects its gold production to increase to between
6.3Moz and 6.5Moz. This growth will be driven primarily
by forecast increased production at the following
operations: in South Africa, Moab production is
expected to increase by approximately 80% in line
with the development plan; in Australia, Sunrise Dam
production should increase by approximately 25% as
the higher grade GQ lobe is accessed; in Brazil at
AngloGold Ashanti Mineração, production is
anticipated to increase by almost 40% as a
consequence of the Cuiabá deepening project; in
Ghana, both Iduapriem and Obuasi should see
planned increases in production of between 10% and
15% respectively; and in Tanzania at the Geita mine,
production is forecast to rise by over 50% due to
mining in the higher grade Nyankanga Cut 4.
These forecast increases in production offset planned
reduced production at Tau Lekoa in South Africa,
Bibiani in Ghana, Yatela in Mali and Cripple Creek &
Victor in the United States.
OPERATIONAL FORECAST FOR 2006
Operation
Forecast
Production
Ounces
(000)
Expected
Total Cash Cost
$/oz*
Capital
Expenditure
$m **
SOUTH AFRICA
Great Noligwa 651 – 677 258 – 268 47 – 49
Kopanang 457 – 475 294 – 306 36 – 38
Tau Lekoa 207 – 215 382 – 398 12
Moab 48 – 50 654 – 680 82 – 85
Vaal River surface 93 – 97 325 – 339 11 – 12
Mponeng 495 – 515 278 – 290 46 – 48
Savuka 14 – 15 613 – 639 –
TauTona 491- 511 267 – 277 73 – 75
ARGENTINA
Cerro Vanguardia 207 – 215 181 – 189 14 – 16
AUSTRALIA
Sunrise Dam 451 – 469 268 – 278 27 – 28
Boddington – – 81 – 84***
BRAZIL
AngloGold Ashanti Mineração
234 – 244 164 – 170 98 – 103
Serra Grande 93 – 97 179 – 187 12
GHANA
Bibiani 54 – 56 297 – 309 0 – 1
Iduapriem 185 – 193 302 – 314 14 – 15
Obuasi 407 – 423 319 – 332 88 – 92
GUINEA
Siguiri 250 – 260 308 – 320 21 – 22
MALI
Morila 215 – 223 274 – 286 1
Sadiola 185 – 193 302 – 314 7
Yatela 118 – 122 249 – 259 –
NAMIBIA
Navachab 81 – 85 301 – 313 1
TANZANIA
Geita 562 – 585 297 – 309 86 – 89
USA
Cripple Creek & Victor 323 – 337 238 – 248 12
TOTAL
5,823 – 6,058
285 – 293
786 – 818
* Based on the following exchange rate assumptions: $/R6.50, A$/$0.76, BRL/$2.40 and Argentinean peso/$2.96.
**     Capital expenditure is managed in line with profitability and cash flow, and may fluctuate accordingly.
***    Subject to approval of the Boddington Joint Venture project by the partners.
  2                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, volume mined remained stable at
last quarter’s levels. Yield fell by 5% after unplanned
waste was trammed from the reef, also leading to a 6%
increase in tons treated. Gold production was
consequently unchanged quarter-on-quarter at 5,274kg
(170,000oz), while total cash costs declined 10% to
R50,311/kg ($240/oz), predominantly from an increase
in by-product revenue. Gross profit adjusted for the
effect of unrealised non-hedge derivatives increased
by 20% to R164m ($25m), as a result of improved
costs and a higher price received.
The Lost-Time Injury Frequency Rate (LTIFR) was
9.59 lost-time injuries per million hours worked (14.12
for the previous quarter).
At
Kopanang, efficiency improvements helped
increase volume mined by 2% this quarter, while yield
fell 7% to planned levels. Gold production also fell 7%
to 3,664kg (118,000oz) as a result of this yield decline.
Total cash costs increased 4% to R55,227/kg
($263/oz), after the negative effect of the lower gold
production was partially mitigated by improved cost
savings initiatives. Gross profit adjusted for the effect
of unrealised non-hedge derivatives improved by 27%
to R118m ($18m), primarily as a result of an improved
price received, in addition to the implementation of
effective cost-saving measures.
The LTIFR was 10.91(9.52).
Tau Lekoa’s volume mined decreased 5% for the
quarter as a result of an effort to improve the mining
mix by decreasing the number of unprofitable panels
mined. Although tons treated increased 3% due to an
improved focus on reducing lock-up, yield declined
16% and gold production was consequently 13% lower
at 1,904kg (61,000oz).
The cost of treating increased tons offset the positive
effect of implemented cost-saving initiatives and
together with the decreased gold production, resulted
in an 18% increase in total cash costs to R92,559/kg
($441/oz). Gross loss adjusted for the effect of
unrealised non-hedge derivatives increased to R30m
($5m) although a restructuring plan is currently
underway to restore Tau Lekoa to profit-generating
status.
The LTIFR was 22.33 (12.12).
Moab Khotsong’s improved gold production of 344kg
(11,000oz) is not included in the South Africa region's
production, as revenue continues to be capitalised
against pre-production costs. Commercial production
is scheduled for 2006.
The LTIFR was 10.32 (14.69).
At Mponeng, gold production was 12% higher at
4,436kg (143,000oz) in the fourth quarter, driven
primarily by higher volume mined and increased
development. As a result of the improved
production, total cash costs, at R51,902/kg
($247/oz), declined 9% and gross profit adjusted
for the effect of unrealised non-hedge derivatives
increased substantially to R162m ($25m), in part
as a result of a better price received and improved
grade.
The LTIFR was 13.98 (8.94).
Savuka’s volume mined declined 43% this
quarter, after low-grade mining was halted and the
operation shifted to single daily shifts, in line with a
revised mining plan. Consequently, gold
production fell 31% to 770kg (25,000oz) and yield
rose 21% to 9.68g/t, mainly due to a 19% increase
in face values. The lower volumes treated,
together with the implementation of cost savings
initiatives, resulted in a 21% decrease in total cash
costs to R62,419/kg ($297/oz). Gross profit
adjusted for the effect of unrealised non-hedge
derivatives was R7m ($1m), up from a loss of R2m
($0.3m) in the third quarter. Savuka has entered
into orderly closure mode, although closure will be
managed in line with the operation’s profitability
and will be reviewed on a regular basis.
The LTIFR was 18.28 (9.55).
At TauTona, volume mined improved 14% due to
increased face advance and face length from new
panels in two key areas, RHI and VCR Area A.
Tons milled rose by 14% as a consequence of
higher stoping and development rates, although as
a result of the waste increase associated with
higher development tonnages, yield fell 10%.
Gold production improved 3% to 3,970kg
(128,000oz) and total cash costs, which were
favourably impacted by a better cost-saving
performance as well as the increased production,
declined 4% to R52,087/kg ($248/oz). Gross profit
adjusted for the effect of unrealised non-hedge
derivatives improved 5% to R85m ($13m).
The LTIFR was 11.60 (12.60).
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production decreased 2% to 51,000oz primarily as
a consequence of lower volumes treated this
quarter. Total cash costs dropped 14% to
$173/oz, owing to higher feed grade for both gold
and silver, the latter positively affecting the by-
product credit. Gross profit adjusted for the effect
of unrealised non-hedge derivatives, at $9m, was
80% higher than that of the previous quarter as a
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         3

consequence of both the improved cash costs and a
significantly better price received.
The LTIFR was 4.04 (2.25).
AUSTRALIA
Production at Sunrise Dam decreased 9% quarter-on-
quarter to 92,000oz, mainly as a consequence of an
expected drop in grade to 2.69g/t. In spite of these
declines however, total cash costs improved 27% to
A$310/oz ($231/oz), as a consequence of ore stockpile
cost adjustments. Gross profit adjusted for the effect
of unrealised non-hedge derivatives increased 67% to
A$10m ($7m) due to the decline in total cash costs and
an improved price received.
Mining continued this quarter in the lower-grade
Sunrise Shear Zone, where it will remain for the next
nine months before beginning to increase in the fourth
quarter of 2006. The underground project, where
development inclines and trial mining are currently
accessing higher-grade ore, continues to supplement
commercial production. During the quarter, 1,350
metres of underground capital development and 225
metres of operational development were completed.
The LTIFR was 4.84 (2.33).
BRAZIL
At AngloGold Ashanti Mineração, gold production
increased 2% to 66,000oz due to higher grades at the
Córrego do Sìtio and Cuiabá mines. Total cash costs,
at $190/oz, increased 10% for the quarter, although a
higher sulphuric acid credit and the improved gold
production helped to counter the effects of the
appreciation of the Brazilian real and increased costs
associated with heap leaching activities. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives, at $12m, was in line with that of the
previous quarter, as an improved price received helped
to offset the effect of the increased total cash costs.
The LTIFR was 4.41 (3.69).
At Serra Grande (50% attributable), gold production
was maintained at last quarter’s level of 24,000oz.
Total cash costs, at $174/oz, rose 9%, due to higher
maintenance costs, slightly lower grades and the
appreciation of the Brazilian real. Gross profit adjusted
for the effect of unrealised non-hedge derivatives
increased 50% to $6m as a result of an improved price
received and a higher quantity of gold sold.
The LTIFR was 4.87 (0.00).
GHANA
At Bibiani, production declined 11% to 25,000oz
but remained stronger than anticipated as the
relatively higher-grade stockpile and satellite pits,
originally forecast to be depleted in October,
continued to produce through December. Yield,
however, declined quarter-on-quarter due to the
treatment of comparatively lower-grade stockpiles
and tailings material, which, together with the
production decline, resulted in a total cash cost
increase of 8% to $334/oz. Gross loss adjusted
for the effect of unrealised non-hedge derivatives
increased from $4m to $6m this quarter, as a
result of both lower production and higher cash
costs.
Going forward, Bibiani will operate as a tailings-
only mine. As a result of this expected decline in
production and in line with the company’s global
cost-cutting drive, the Bibiani cost structure is
currently being optimised to ensure an appropriate
fit with the future output decline.
An impairment charge of $38m was recorded in
the quarter, the result of a changed mine plan.
The LTIFR was 0.00 (1.13).
At Iduapriem (85% attributable), gold production
was in line with that of the previous quarter at
44,000oz. Yield declined 4%, as mining faces
were temporarily moved into lower-grade areas to
accommodate implementation of a key
recommendation from the mine-to-mill study noted
last quarter. Total cash costs rose 8% to $397/oz
and gross loss adjusted for the effect of unrealised
non-hedge derivatives increased to $5m, both
primarily as a result of the lower yield.
The LTIFR was 1.18 (0.00).
Gold production at Obuasi improved 2% to
100,000oz this quarter, mainly due to a 3%
increase in ore treated. Total cash costs,
however, were up 5% to $357/oz due to the
negative impact of heavy rains on the tailings
operation in October as well as a temporary
inability of the loaders to adequately feed the mill.
This problem is being addressed. Gross loss
adjusted for the effect of unrealised non-hedge
derivatives, at $5m, was unchanged quarter-on-
quarter.
During the quarter, the government of Ghana
reduced tax rates from 28% to 25%. This resulted
in a tax credit of $48m, which was offset by an
increase in tax provisions in other jurisdictions.
The LTIFR was 2.28 (1.12).
  4                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

REPUBLIC OF GUINEA
At Siguiri (85% attributable), gold production, at
62,000oz, improved marginally on that of the previous
quarter after a better plant performance resulted in a
16% increase in tons treated. Total cash costs for the
period were nevertheless up 10% to $341/oz due to a
4% decline in grade. Gross profit adjusted for the
effect of unrealised non-hedge derivatives, at $1m,
was in line with that of the previous quarter.
The LTIFR was 0.00 (1.47).
MALI
At Morila (40% attributable), production decreased
16% to 58,000oz, due to declines in both recovered
grade and tonnage throughput, which was adversely
affected by power supply problems and pipeline
constraints that have since been addressed. Total
cash costs, at $227/oz, rose 17% quarter-on-quarter as
a result of the lower production but gross profit
adjusted for the effect of unrealised non-hedge
derivatives increased by 14% to $8m, as the
production decrease was offset by an improved price
received.
The LTIFR was 3.52 (2.87).
At Sadiola (38% attributable), gold production
decreased 2% to 43,000oz due to lower tonnage
throughput, which resulted from increased treatment of
harder sulphides versus the lower-grade oxide material
that was primarily treated in the third quarter. Given
the higher processing costs associated with treating
sulphide material, total cash costs increased 18% to
$284/oz. Gross profit adjusted for the effect of
unrealised non-hedge derivatives, at $7m, was
consistent with that of the previous quarter, as the
higher price received partially offset the effects of lower
gold production and higher total cash costs.
The LTIFR was 1.03 (2.77).
At Yatela (40% attributable), production increased 48%
to 31,000oz, as the heavy rains of the third quarter
abated in the fourth, allowing tonnage stacked to return
to normal levels. A significant grade improvement also
contributed to the production increase, and total cash
costs declined 27% to $208/oz as a result. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives increased significantly to $6m due to the
stronger production and a higher price received.
The LTIFR was 3.77 (1.75).
NAMIBIA
At Navachab, gold production was 5% higher at
22,000oz due to an increase in recovered grade.
Total cash costs consequently declined 3% to
$259/oz. Gross profit adjusted for the effect of
unrealised non-hedge derivatives rose by 75% to
$7m due to the higher production and an improved
price received.
The LTIFR was 0.00 (4.01).
TANZANIA
Production at Geita declined 12% as anticipated to
120,000oz due to an 11% decrease in recovered
grade. Grades and production at Geita are
expected to remain at this level while the current
cut-back of the Nyankanga pit is completed, and is
likely to gradually increase in the third quarter of
2006. In spite of the 12% production decline, total
cash costs decreased this quarter by 8% to
$326/oz, reflecting the ongoing benefits of the
successful transition to owner-mining. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives improved to $7m in the fourth quarter
from a loss of $1m in the third, primarily as a result
of the decline in total cash costs, in addition to a
higher price received.
The LTIFR was 0.81 (0.82).
USA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid), gold production decreased 8% to
85,000oz due to a decline in heap leach
recoveries. Total cash costs rose 3% to $239/oz,
primarily as a result of higher diesel and
component part prices, in addition to the lower
production and a decrease in recovered grade.
Gross profit adjusted for the effect of unrealised
non-hedge derivatives, at $4m, remained in line
with that of the previous quarter primarily due to a
better price received.
The LTIFR was 0.00 (0.00). In December, CC&V
achieved 25 months without a lost-time accident.
Notes:
• All references to price received includes realised non-hedge derivatives.
• In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
• Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         5

Exploration
Total exploration expenditure amounted to $19m
($11m expensed, $8m capitalised) during the fourth
quarter, compared to $25m ($12m expensed, $13m
capitalised) in the previous quarter.
At Morila in Mali, three deflections were drilled from
each of two primary holes, which generally
confirmed the high grades previously intersected on
the Samacline target. A regional drilling programme
to test structural and geochemical targets and
consisting of 14 holes, has commenced.
At Siguiri, in Guinea, resource delineation drilling
continued at the Kintinian prospect, located 5km
from the plant. Mineralisation has been identified as
open-ended to the north west and south east of the
prospect and delineation drilling in 2006 is targeting
the addition of at least 1Moz in new resources at
Siguiri.
In Tanzania at Geita, drilling confirmed the down-
dip extension of the North East Extension Zone at
Geita Hill. Infill-drilling has commenced in the far
western corner of the licence area, as has testing of
the potential mineralisation continuity between
Ridge 8, Star and Comet.
In Brazil, ongoing drilling at Córrego do Sìtio
concentrated on the northern Laranjeiras orebody,
where promising down-plunge continuity has been
established. Underground development at Cachorro
Bravo has confirmed down-dip continuity of the
mineralisation at consistent grades and thickness.
Greenfields exploration activities continued in the
fourth quarter in Australia, Tanzania, Alaska, China,
Mongolia, Colombia, Russia and the DRC, with an
expensed expenditure of $10m.
At the Kimin project in the DRC, drilling in the
Adidi/D7 Kanga (Mongbwalu) sector continues to
encounter significant gold mineralisation. An
accelerated follow-up drill programme in 2006 is
targeting the addition of 3Moz of resource (in the
inferred category) at Adidi/D7 Kanga.
The definition of additional drill targets, with the
potential to host further gold resources, in both
the Mongbwalu area and elsewhere within the
Kilo greenstone belt will be assisted by the
completion of an airborne geophysical survey
around the end of the first quarter 2006.
In the USA in Alaska, preliminary grade
indications at the Lost Mine South project are
approximately 10g/t over a 3 metres width and
20g/t over narrower widths at the Terra project.
Drilling is planned to begin at the Lost Mine
South project in the first quarter of 2006.
Exploration activities in Colombia continued to
focus on regional reconnaissance, drill target
definition, permitting, and drill site preparation in
anticipation of the commencement of a drilling
programme in early 2006.
In Australia, wide-spaced reverse circulation
drilling at the Tropicana Prospect has extended
the strike length to over one kilometre.
Significant new intersections include 32 metres
at 6.6g/t from 44 metres, and 9 metres at 6.3g/t
from 33
metres. A geophysical survey, in
addition to limited drilling, has identified a
parallel zone of mineralisation.
At the Rusty Nail prospect, geophysical
surveying results were consistent with existing
soil samples. Limited follow-up of six existing
prospects located within a 30 kilometre radius of
the Tropicana Prospect was completed during
the quarter.
In Mongolia, an epithermal vein system drill-
tested at Elgen Uul in the south eastern Gobi
yielded low-grade gold intercepts. Testing of
two further epithermal targets in Mongolia is
planned for 2006.
  6                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Review of the gold market
The final quarter of the year saw the gold price
surge to its highest price in twenty-five years on
the back of new investor and speculator buying,
particularly on the Tokyo Commodities Exchange.
The average spot price for the quarter of $485/oz
was $46/oz, or over 10%, higher than the price for
the previous quarter. The closing price for the
quarter of $517/oz was $50/oz higher than the
opening price for the quarter. Above all, however,
the most striking aspect of the markets behaviour
in the quarter was the range of $86/oz between
the low of $455/oz early in the quarter, and high of
$541/oz seen during December. This is the
biggest price range in one quarter seen in the gold
market in over twenty years. The gold price has
now risen for five years in succession, a
phenomenon not seen since the deregulation of
the gold market in the developed markets in the
early 1970’s (see Graph A).
GOLD
The powerful performance of the gold price during
the final quarter of the year was driven entirely by
investor and speculator interest in the metal, and
the physical market for the metal played little role.
Although investors have been critical to the rising
price of gold the extent of their role in the price
rise during the past quarter was more obvious
than ever before. Sustained long positions in gold
on the New York Comex were joined by very
active interest on the Tokyo Commodities
Exchange (Tocom) during November and
December, and by renewed buying of gold
through the exchange traded funds in gold,
particularly streetTRACKS Gold, listed on the New
York Comex. The Tocom and ETF purchases
seem to have had the most visible impact on the
spot price.
Buying of gold by Japanese investors on Tocom
coincided with a sharp and sudden decline in the
yen against the US dollar from early November,
and it would be fair to conclude that Japanese
buyers were influenced towards gold as a hedge
against currency devaluation. The November/
December rally in the spot gold price was due
particularly to buying on Tocom. The second and
quite different area of interest in gold was the
buying of gold through the ETF’s. After a lull in
ETF holdings during mid-2005, there was a strong
return of interest, with over 70t of gold (over
2.5Moz) purchased during the last couple of
months of 2005. More than 40t of further ETF
gold investment has taken place in January 2006,
and the combined gold ETF’s globally today hold
some 400t, or 13Moz of gold, equal to over $7bn
worth of the metal.
By contrast, the interest in gold on the New York
Comex which has been the driving force in the
gold price for the past four years exercised
significantly less influence on the gold price during
the period under review. The net long position in
gold on the Comex remained stable at 18-19Moz
for most of the final quarter of the year, and
Comex trading contributed little to the strong
moves in the spot gold price during these past few
months (see Graph B).
The spot gold price has risen again during the first
few weeks of the new year. Sentiment towards
gold is helped by renewed speculation about
possible central bank reserve asset diversification
which could include gold (signalled specifically by
monetary authorities in China and Russia during
the last quarter of 2005), and by ongoing
concerns over the possibility of renewed inflation
on the back of higher energy prices in particular.
The gold price has performed well technically, and
the positive momentum of recent years has
attracted investors on the strength of its own
success story. Market analysts’ expectations of
renewed US dollar weakness during this year is
being taken as supportive of the gold price,
notwithstanding a delinking of the influence of the
dollar on the gold market for much of the past six
months.
In the broader market circumstances, sentiment
towards gold has also been assisted by the
general strength in commodity prices and by the
very significant volume of investment funds
seeking new assets.
In the physical market for gold, the sharp price
rise in the final quarter of the year inevitably
affected gold demand negatively. After a very
healthy first half demand for gold in jewellery,
where offtake reached 1,485t and Indian demand
was up by 50% year on year, the second half of
2005 saw jewellery offtake slip to 1,255t, with
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         7

reduced offtake particularly in India and Europe.
Industry analysts forecast a further fall in demand
in the first half of 2006. Overall, demand for gold
in jewellery rose by 5% for the year as a whole.
The weakness in India towards the end of the
year was offset by continuing robust demand for
gold in the Middle East and Turkey, and by growth
of 10% for the year in China. Demand for gold in
other fabrication was up by 4%. However, the
other important element in the net market for gold,
producer dehedging, fell sharply by 54% to only
195t in 2005. Regarding supply of gold, mine
production for 2005 was slightly higher than in
2004, but net official sales of gold increased by
some 40% to 663t for 2005, leaving the market in
over-supply, certainly in the second half of the
year.
CURRENCIES
Over the past year, the strength of the
US currency has confounded the forecasts of
most analysts and commentators, who saw the
dollar weakening continuously during 2005 to
between $1.35 and $1.50 to the euro. During the
final quarter of the year, the dollar strengthened to
almost $1.16 to the euro, its strongest rate against
the European currency in two years. However,
from that point, the market has corrected
somewhat and the dollar today trades between
$1.20 and $1.22 to the euro. The strength of the
US currency during the latter part of the year had
no impact on the gold price as investors and
speculators appeared to focus on the gold market
on its own terms, rather than trading in response
to US dollar movements as they had done over
the past four years.
Notwithstanding the dollar’s bounce-back against
the euro during 2005, the unfavourable
circumstances in the US economy remain, and
analysts are again calling for a weaker dollar
during the year ahead. The dollar was aided
significantly during 2005 by the effects of the
Homeland Investment Act which led to fund flows
back into the USA particularly during the latter half
of the year, but this circumstance will not repeat in
2006. Instead, the dollar will be exposed to the
US current account deficit which continues to rise
and to a fiscal deficit in the US which remains to
be addressed.
The rand showed mixed signals during the
quarter, opening and closing at around the same
exchange rate of R6.31 to the dollar, but trading to
a weak point of R6.80. The average rate of
R6.53/$1 is little changed from the previous
quarter. However, since the end of the quarter,
the currency has strengthened by over 5% to
trade as strong as R5.95 to the dollar. This has
significantly reduced the benefit to South African
producers of the stronger US dollar gold spot
price. Even with the US dollar gold price currently
at double the level at which it traded in late 2001,
the rand spot price of gold at around R105,000/kg
remains below the rand gold price at the end of
2001.
The market anticipates a further year of good
economic growth in South Africa in 2006, and
foreign investment interest in the South African
economy remains particularly strong. In addition,
the country continues to benefit from sustained
price increases in metals and commodities. It
seems likely that the rand will remain around its
current trading range in 2006.
HEDGING
As at 31 December 2005, the net delta hedge
position of AngloGold Ashanti was 10.84Moz or
337t, valued at the spot gold price at the end of
the quarter of $517/oz. This net delta position
reflects an increase of some 160,000oz or 5t in
the net delta size of the AngloGold Ashanti hedge
compared with the position at the end of the
previous quarter. This increase is due entirely to
a higher delta in open options positions valued
against a quarter-end spot price which was higher
by $51/oz than the closing spot price at the end of
September 2005.
The marked-to-market value of the hedge position
as at 31 December 2005 was negative $1.941bn.
Again, the increase in the negative value of the
hedge was due entirely to the increase of the
closing spot price by $51/oz quarter on quarter.
Had the spot price of gold at the end of December
2005 remained unchanged from the price of
$465/oz at the end of September, the hedge
would have reduced in size to 10.29Moz or 320t,
with a marked-to-market value of $1.4bn.
The price received by the company for the quarter
under review was $476/oz, compared with an
average spot price for the period of $485/oz. The
company continues to manage its hedge positions
actively, and to reduce overall levels of pricing
commitments in respect of future gold production
by the company.
  8                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

GRAPH B: COTR for Gold (Futures & Options)
2005 - Today
Graph A: US$ Gold Price: 1975 - 2006
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         9

Hedge position
As at 31 December 2005, the group had outstanding
the following forward-pricing commitments against
future production. The total net delta tonnage of the
hedge of the company on this date was 10.84Moz or
337t (at 30 September 2005: 10.68Moz or 332t).
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $1.941bn (negative R12.24bn) as at
31 December 2005 (as at 30 September 2005:
negative $1.349bn or R8.59bn). This value at
31 December 2005 was based on a gold price of
$517.00/oz, exchange rates of R/$6.305 and
A$/$0.7342 and the prevailing market interest rates
and volatilities at that date.
As at 9 February 2006, the marked-to-market
value of the hedge book was a negative
$2.425bn (negative R14.99bn), based on a gold
price of $557.75/oz and exchange rates of
R/$6.18 and A$/$0.7398 and the prevailing
market interest rates and volatilities at the time.
These marked-to-market valuations are not
predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the cost
of buying all hedge contracts at the time of
valuation, at market prices and rates available
at the time.
Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR GOLD
Forward contracts
Amount (kg) 8,592 25,469 30,076 26,288 16,328 37,239 143,991
US$/oz $279 $357 $365 $380 $382 $411 $375
Put options purchased Amount (kg) 8,592 1,455 10,047
US$/oz $345 $292 $337
Put options sold Amount (kg) 6,532 855 1,882 1,882 7,527 18,678
US$/oz $389 $390 $400 $410 $435 $411
Call options purchased Amount (kg) 12,144 6,357 18,501
US$/oz $346 $344 $345
Call options sold Amount (kg) 32,157 32,544 32,500 31,194 28,054 72,911 229,359
US$/oz $386 $387 $393 $418 $429 $497 $432
RAND GOLD
Forward contracts
Amount (kg) 2,449 933 3,382
Rand per kg R97,520 R116,335 R102,711
Put options purchased Amount (kg) 1,875 1,875
Rand per kg R93,602 R93,602
Put options sold Amount (kg) 2,333 2,333
Rand per kg R93,713 R93,713
Call options purchased
Amount (kg)
Rand per kg
Call options sold Amount (kg) 3,306 311 2,986 2,986 2,986 12,575
Rand per kg R102,447 R108,123 R202,054 R216,522 R230,990 R183,851
A DOLLAR GOLD
Forward contracts Amount (kg) *3,110 6,843 2,177 3,390 3,110 12,410
A$ per oz A$625 A$640 A$665 A$656 A$684 A$664
Put options purchased Amount (kg)
A$ per oz
Put options sold Amount (kg)
A$ per oz
Call options purchased Amount (kg) 3,110 3,732 3,110 1,244 3,110 14,308
A$ per oz A$673 A$668 A$680 A$694 A$712 A$683
Call options sold Amount (kg)
A$ per oz
Delta
(kg)             23,848            56,229            59,740          57,703           42,074              97,482         337,076
** Total net gold:
Delta (oz)
776,730       1,807,802        1,920,683      1,855,192       1,352,709         3,134,115     10,837,229
*        Long
position.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2005.
Rounding of figures may result in computational discrepancies.
  10                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR
SILVER
Forward contracts Amount (kg)
$ per oz
Put options purchased Amount (kg) 43,545 43,545 43,545 130,635
$ per oz $7.11             $7.40             $7.66 $7.39
Put options sold Amount (kg) 43,545 43,545 43,545 130,635
$ per oz $6.02             $5.93            $6.19 $6.05
Call options purchased Amount (kg)
$ per oz
Call options sold Amount (kg) 43,545 43,545 43,545 130,635
$ per oz $8.11             $8.40            $8.64 $8.39
The following table indicates the group's currency hedge position at 31 December 2005
Year
2006
2007
2008
2009
2010
2011-2015
Total
RAND DOLLAR (000)
Forward
contracts Amount ($)
US$/R
Put options purchased Amount ($) 60,000 60,000
US$/R R6.89 R6.89
Put options sold Amount ($) 60,000 60,000
US$/R R6.56 R6.56
Call options purchased Amount ($)
US$/R
Call options sold Amount ($) 60,000 60,000
US$/R R7.28 R7.28
A DOLLAR (000)
Forward contracts Amount ($) 59,149 59,149
A$/US$                      A$0.75 A$0.75
Put options purchased Amount ($) 80,000 80,000
A$/US$                      A$0.73 A$0.73
Put options sold Amount ($) 80,000 80,000
A$/US$                      A$0.76 A$0.76
Call options purchased Amount ($)
A$/US$
Call options sold Amount ($) 130,000 130,000
A$/US$                      A$0.72 A$0.72
BRAZILIAN REAL (000)
Forward contracts Amount ($) 24,000 4,000 28,000
US$/BRL BRL3.18 BRL3.31 BRL3.20
Put options purchased Amount ($)
US$/BRL
Put options sold Amount ($)
US$/BRL
Call options purchased Amount ($)
US$/BRL
Call options sold Amount ($) 20,000 20,000
US$/BRL BRL3.29 BRL3.29
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         11

Ore Reserves Statement
GOLD
AngloGold Ashanti’s attributable Proved & Probable
Ore Reserves amounted to 78.9Moz as at
31 December 2004 based on the requirements of
the United States Securities and Exchange
Commission (SEC). In accordance with this
requirement, the company’s Ore Reserves were
estimated using the three-year historical average of
gold prices of $375/oz, A$536/oz and R94,765/kg
respectively. AngloGold Ashanti reviews and
updates its estimates of Ore Reserves annually and
publishes them in the first quarter of each year.
In accordance with the preferred position of the
SEC, based on the estimated average of gold price
and exchange rates for the three years ended
31 December 2005, which yields gold prices of
around $400/oz, A$556/oz and R86,808/kg,
AngloGold Ashanti’s Proved and Probable Ore
Reserves have been determined to be 63.3Moz as
at 31
December 2005. The reduction in the
company’s Ore Reserves, as compared to those at
31 December 2004, amounted to 15.6Moz, 7.0Moz
of which is due to depletion, 6.4Moz is due to the
use of the lower rand gold price of R86,808/kg and
the remaining 2.2Moz reduction is due to geological
model and scope changes. These reductions in
Proved and Probable Ore Reserves are primarily at
three of the South African mines, namely Moab
Khotsong, Mponeng and Tau Lekoa, for reasons
detailed below:
•   in the case of Moab Khotsong a reduction of
5.4Moz is due to:
o
the removal of 1.3Moz from the existing
project as a result of a reduction in the mine
call factor, and
o
the removal of the “Moab Khotsong
Phase 2 Project” (4.1Moz) following the
use of the lower rand gold price;
•    in the case of Mponeng a reduction of
1.7Moz is due to:
o
the removal of 0.4Moz as a result of a
reduction in the mine call factor, and
o the removal of the “Mponeng below 120
level Ventersdorp Contact Reef Project”
(1.3Moz) following the use of the lower
rand gold price; and
•    in the case of Tau Lekoa, a reduction of
1.6Moz is primarily due to the use of the
lower rand gold price.
A sensitivity analysis has been carried out on
the company’s Ore Reserves, using gold prices
that reflect more recent spot prices ($530/oz,
A$700/oz and R105,000/kg). This analysis,
together with the anticipated reserve ounces
expected to be generated by the 2006
exploration programmes, indicates that the
current ore reserve position could be increased
by some 9Moz, thereby more than replacing
depletion in 2006.
BY-PRODUCTS
A number of by-products will be recovered as a
result of processing the gold Ore Reserves.
These include:
• 22.66 million ounces of silver from Argentina
• 13,920 tonnes of uranium from South Africa
• 164,000 tonnes of copper from Australia *
• 110,000 tonnes of sulphur from Brazil
* Assumes that the Boddington Expansion Project is approved by the Joint Venture partners.
  12                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Group
operating results
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Milled - 000 tonnes / - 000 tons
3,513
3,441 13,806 13,554
3,873
3,793 15,219 14,940
Yield - g / t / - oz / t
7.23
7.38 7.31 7.50
0.211
0.215 0.213 0.219
Gold produced - kg / - oz (000)
25,412
25,387 100,858 101,717
817
816 3,243 3,270
SURFACE AND DUMP RECLAMATION
Treated - 000 tonnes / - 000 tons
2,056
2,008 8,061 7,102
2,266
2,214 8,885 7,829
Yield - g / t / - oz / t
0.57
0.57 0.52 0.60
0.016
0.017 0.015 0.018
Gold produced - kg / - oz (000)
1,161
1,154 4,228 4,279
37
37 136 138
OPEN-PIT OPERATION
Mined - 000 tonnes / - 000 tons
42,875
41,770 168,904 135,171
47,261
46,043 186,184 149,001
Treated - 000 tonnes / - 000 tons
7,124
6,859 25,541 18,236
7,853
7,561 28,154 20,102
Stripping ratio - t (mined total - mined ore) / t mined ore
4.35
5.18 5.02 6.34
4.35
5.18 5.02 6.34
Yield - g / t / - oz / t
2.21
2.48 2.74 3.21
0.065
0.072 0.080 0.094
Gold in ore - kg / - oz (000)
10,169
9,154 45,409 54,056
327
294 1,460 1,738
Gold produced - kg / - oz (000)
15,767
17,028 69,871 58,572
507
547 2,246 1,883
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons
15,126
13,588 61,091 71,837
16,674
14,978 67,342 79,187
Placed
1
- 000 tonnes / - 000 tons
5,127
5,299 22,277 22,120
5,652
5,842 24,557 24,383
Stripping ratio
- t (mined total - mined ore) / t mined ore
2.11
1.86 1.97 2.08
2.11
1.86 1.97 2.08
Yield
2
- g / t / - oz / t
0.87
0.78 0.83 0.84
0.025
0.023 0.024 0.024
Gold placed
3
- kg / - oz (000)
4,443
4,136 18,401 18,534
143
133 592 596
Gold produced - kg / - oz (000)
4,119
4,154 16,826 16,743
132
134 541 538
TOTAL
Gold produced - kg / - oz (000)
46,460
47,723 191,783 181,311
1,494
1,534 6,166 5,829
Gold sold - kg / - oz (000)
46,445
47,449 190,767 181,585
1,493
1,526 6,133 5,838
Price received - R / kg / - $ / oz - sold
99,780
90,440 89,819 81,051
476
433 439 394
Total cash costs
- R / kg / - $ / oz - produced
58,367
59,453 57,465 54,276
278
284 281 264
Total production costs
- R / kg / - $ / oz - produced
82,873
78,082 76,495 68,221
395
373 374 332
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz
410
428 422 372
13.19
13.77 13.57 11.95
Actual - g / - oz
381
396 388 368
12.25
12.74 12.48 11.84
CAPITAL EXPENDITURE
- Rm - $m
1,279
1,385 4,596 3,764
196
215 722 585
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         13

Group income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2005
2005
2004
2005
2004
Restated Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
4,478
4,332 4,265 17,388 15,592
Gold income
4,337
4,151 4,054 16,750
14,788
Cost of sales 3
(3,929)
(3,748) (3,466) (14,713) (12,305)
Non-hedge derivatives
(748)
(161) (472) (949)
(786)
Gross (loss) profit
(340)
243 116 1,088
1,697
Corporate administration and other expenses
(99)
(109) (66) (410) (331)
Market development costs
(21)
(21) (23) (84)
(100)
Exploration costs
(69)
(81) (77) (288) (283)
Amortisation of intangible assets
-
- (46) -
(200)
Other net operating expenses
(33)
(43) (38) (127) (69)
Operating special items 4
(416)
(38) 24 (499)
80
Operating (loss) profit
(978)
(49) (111) (320)
794
Interest receivable
28
34 74 155 318
Exchange (loss) gain
(36)
3 21 (29)
25
Fair value adjustment on option component of convertible bond
(271)
(135) 94 (211) 160
Finance costs and unwinding of decommissioning
and restoration obligations
(216)
(166) (143) (690) (563)
Fair value gains (losses) on interest rate swaps
-
- 20 (5)
10
Share of associates (loss) profit
(15)
(6) 2 (17) 1
(Loss) profit before taxation
(1,487)
(319) (44) (1,117) 745
Taxation 5
109
(10) 317 220
179
(Loss) profit after taxation from continuing operations
(1,378)
(329) 273 (897) 924
Loss for the period from discontinued operations 9
(56)
(42) (16) (219) (73)
(Loss_ profit for the period
(1,434)
(372) 257 (1,116)
851
Allocated as follows
Equity shareholders of parent
(1,463)
(415) 234 (1,262) 728
Minority interest
29
43 23 146
123
(1,434)
(372) 257 (1,116) 851
Basic earnings (loss) per ordinary share (cents)
(Loss) profit from continuing operations
a
(531)
(141) 95 (394) 319
Loss from discontinued operations
a
(21)
(16) (6) (83) (29)
(Loss) profit
(552)
(157) 88 (477) 290
Diluted earnings (loss) per ordinary share (cents)
(Loss) profit from continuing operations
b
(531)
(141) 94 (394) 318
Loss from discontinued operations
b
(21)
(16) (6) (83) (29)
(Loss) profit
d
(552)
(157) 88 (477) 289
Dividends
c
- Rm 614 926
- cents per share
232
350
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
  14                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Group
income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2005
2005
2004
2005
2004
Restated Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
687
666 706 2,730 2,434
Gold income
665
638 672 2,629
2,309
Cost of sales 3
(602)
(576) (575) (2,311) (1,924)
Non-hedge derivatives
(120)
(33) (93) (135)
(142)
Gross (loss) profit
(57)
29 4 183
243
Corporate administration and other expenses
(15)
(17) (11) (64) (51)
Market development costs
(3)
(3) (4) (13)
(15)
Exploration costs
(11)
(12) (13) (45) (44)
Amortisation of intangible assets
-
- (8) -
(31)
Other net operating expenses
(6)
(7) (7) (20) (12)
Operating special items 4
(64)
(7) 4 (77)
12
Operating (loss) profit
(155)
(17) (34) (36)
102
Interest receivable
4
5 12 25 49
Exchange (loss) gain
(5)
- 3 (5)
4
Fair value adjustment on option component of convertible bond
(42)
(21) 17 (32) 27
Finance costs and unwinding of decommissioning
and restoration obligations
(33)
(26) (24) (108) (87)
Fair value gains (losses) on interest rate swaps
-
- 3 (1) 2
Share of associates (loss) profit
(2)
(1) - (3) -
(Loss) profit before taxation
(233)
(58) (21) (160) 97
Taxation 5
19
(2) 62 36
41
(Loss) profit after taxation from continuing operations
(214)
(60) 41 (124)
138
Loss for the period from discontinued operations 9
(9)
(7) (3) (36) (11)
(Loss) profit for the period
(223)
(67) 38 (160)
127
Allocated as follows
Equity shareholders of the parent
(227)
(73) 35 (183)
108
Minority interest
5
7 4 23 19
(223)
(67) 38 (160) 127
Basic earnings (loss) per ordinary share (cents)
(Loss) profit from continuing operations
a
(83)
(25) 14 (56) 47
Loss from discontinued operations
a
(3)
(3) (1) (14) (4)
(Loss) profit
(86)
(28) 13 (69) 43
Diluted earnings (loss) per ordinary share (cents)
(Loss) profit from continuing operations
b
(83)
(25) 14 (56) 47
Loss from discontinued operations
b
(3)
(3) (1) (14) (4)
(Loss) profit
d
(86)
(28) 13 (69) 43
Dividends
c
- $m 95 148
- cents per share
35
56
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
Dividends are translated at actual rates on date of payment.
d
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earning per share.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         15

Group
balance sheet
As at
As at
As at
December
September
December
2005
2005
2004
Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
37,464
37,164 33,239
Intangible assets
2,533
2,602 2,458
Investments in associates
223
238 43
Other investments
645
582 608
Inventories
1,182
767 202
Derivatives
243
311 1,055
Trade and other receivables
124
116 55
Deferred taxation
279
233 -
Other non-current assets
101
152 101
42,794
42,164 37,761
Current assets
Inventories
2,436
2,623 2,285
Trade and other receivables
1,589
1,502 1,700
Derivatives
4,280
3,162 2,767
Current portion of other non-current assets
43
3 5
Cash restricted for use
52
86 148
Cash and cash equivalents
1,328
1,469 1,630
9,728
8,845 8,535
Non-current assets held for sale
100
100 -
9,828
8,945 8,535
TOTAL ASSETS
52,622
51,110 46,296
EQUITY AND LIABILITIES
Share capital and premium 12
19,047
19,023 18,987
Retained earnings and other reserves 13
(2,463)
(360) (1,197)
Shareholders' equity
16,584
18,663 17,790
Minority interests 14
374
375 327
Total equity
16,958
19,038 18,117
Non-current liabilities
Borrowings
10,825
10,889 7,262
Environmental rehabilitation and other provisions
2,265
1,804 1,294
Provision for pension and post-retirement benefits
1,249
1,017 1,112
Trade, other payables and deferred income
87
64 21
Derivatives
2,460
2,096 3,033
Deferred taxation
7,353
7,954 7,653
24,239
23,825 20,375
Current liabilities
Trade, other payables and deferred income
2,711
2,735 2,629
Current portion of borrowings
1,190
991 1,800
Derivatives
6,814
4,218 3,007
Taxation
710
304 368
11,425
8,248 7,804
Total liabilities
35,664
32,072 28,179
TOTAL EQUITY AND LIABILITIES
52,622
51,110 46,296
Net asset value - cents per share
6,401
7,191 6,850
Rounding of figures may result in computational discrepancies.
  16                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Group
balance sheet
As at
As at
As at
December
September
December
2005
2005
2004
Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
5,905
5,843 5,888
Intangible assets
399
409 435
Investments in associates
35
37 8
Other investments
102
91 107
Inventories
186
121 35
Derivatives
38
49 187
Trade and other receivables
20
18 10
Deferred taxation
44
37 -
Other non-current assets
16
24 18
6,745
6,629 6,688
Current assets
Inventories
384
412 406
Trade and other receivables
250
236 302
Derivatives
675
497 490
Current portion of other non-current assets
7
- 1
Cash restricted for use
8
14 26
Cash and cash equivalents
209
231 289
1,533
1,391 1,514
Non-current assets held for sale
16
16 -
1,549
1,406 1,514
TOTAL ASSETS
8,294
8,035 8,202
EQUITY AND LIABILITIES
Share capital and premium 12
3,002
2,991 3,364
Retained earnings and other reserves 13
(388)
(57) (213)
Shareholders' equity
2,614
2,934 3,151
Minority interests 14
59
59 58
Total equity
2,673
2,993 3,209
Non-current liabilities
Borrowings
1,706
1,712 1,286
Environmental rehabilitation and other provisions
356
284 230
Provision for pension and post-retirement benefits
197
160 197
Trade, other payables and deferred income
14
10 4
Derivatives
388
330 537
Deferred taxation
1,159
1,250 1,356
3,820
3,746 3,610
Current liabilities
Trade, other payables and deferred income
427
430 466
Current portion of borrowings
188
156 319
Derivatives
1,074
663 533
Taxation
112
48 65
1,801
1,297 1,383
Total liabilities
5,621
5,042 4,993
TOTAL EQUITY AND LIABILITIES
8,294
8,035 8,202
Net asset value - cents per share
1,009
1,130 1,214
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         17

Group
cash flow statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2005
2005
2004
2005
2004
Restated Restated Restated
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
4,818
4,098 4,010 17,189 15,368
Payments to suppliers and employees
(3,588)
(2,913) (3,115) (12,756) (11,846)
Cash generated from operations
1,230
1,185 895 4,433 3,522
Cash utilised by discontinued operations
(23)
(51) (16) (188) (12)
Environmental, rehabilitation and other expenditure
(48)
(27) (80) (104) (113)
Termination of employee benefit plan
-
(61) - (61) -
Taxation paid
(48)
(45) (25) (188) (218)
Net cash inflow from operating activities
1,110
1,000 774 3,892 3,179
Cash flows from investing activities
Capital expenditure
(1,283)
(1,385) (1,181) (4,600) (3,764)
Proceeds from disposal of tangible assets
37
16 20 53 69
Proceeds on disposal of discontinued assets
18
8 - 27 -
Other investments acquired
(67)
(4) (26) (83) (196)
Associate acquired
(1)
(1) - (93) -
Proceeds from disposal of investments
6
1 - 7 -
Acquisition disposal of subsidaries
-
- (40) - (1,523)
Cash in the subsidiary acquired
-
- - - 384
Cash restricted for use
33
105 - 112 (45)
Loans advanced
(2)
- (13) (45) (13)
Repayment of loans advanced
23
2 412 38 539
Utilised in hedge restructure
-
- (703) (415) (703)
Net cash outflow from investing activities
(1,235)
(1,258) (1,531) (4,999) (5,252)
Cash flows from financing activities
Proceeds from issue of share capital
25
17 6 60 22
Share issue expenses
-
- - - (1)
Proceeds from borrowings
154
926 90 4,194 7,236
Repayment of borrowings
(141)
(148) (477) (2,183) (5,348)
Interest received
20
21 50 113 236
Finance costs
(45)
(135) (23) (471) (465)
Dividends paid
(26)
(507) (52) (1,051) (1,322)
Proceeds from hedge restructure
-
- 228 - 228
Net cash (outflow) inflow from financing activities
(12)
175 (178) 662 586
Net decrease in cash and cash equivalents
(137)
(83) (935) (445) (1,487)
Translation
(4)
(92) (153) 143 (186)
Cash and cash equivalents at beginning of year
1,469
1,644 2,718 1,630 3,303
Net cash and cash equivalents at end of year
1,328
1,469 1,630 1,328 1,630
Cash generated (utilised) from operations
(Loss) profit before taxation
(1,487)
(319) (44) (1,117) 745
Adjusted for:
Non-cash movements
70
105 96 267 6
Movement on non-hedge derivatives
1,257
244 440 1,744 1,055
Amortisation of tangible assets
900
784 718 3,203 2,423
Deferred stripping costs
(140)
(39) (14) (153) (144)
Interest receivable
(28)
(34) (74) (155) (318)
Operating special items
416
(17) (24) 444 (80)
Finance costs and unwinding of decommissioning and
restoration obligations
216
166 143 690 563
Amortisation of intangible assets
3
3 54 13 208
Fair value adjustment on option component of convertible bond
271
135 (94) 211 (160)
Movement in working capital
                                                                                                         1,230             1,185               895             4,433             3,522
Movement in working capital
(Increase) decrease in inventories                                                           (186)                  6               122            (1,086)                 (1)
(Increase) decrease in trade and other receivables                                      (66)               252               (22)                (46)                  1
Increase (decrease) increase in trade and other payables                               5              (102)              (406)               418              (776)

                                                                                                         (248)               157              (306)              (714)            (776)

Rounding of figures may result in computational discrepancies.

(248)
157 (306) (714)   (776)
  18                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Group
cash flow statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2005
2005
2004
2005
2004
Restated Restated Restated
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
741
633 676 2,710 2,393
Payments to suppliers and employees
(551)
(453) (505) (2,011) (1,805)
Cash generated from operations
190
180 171 699 588
Cash utilised by discontinued operations
(4)
(8) (3) (31) (2)
Environmental, rehabilitation and other expenditure
(8)
(4) (14) (16) (18)
Termination of employee benefit plan
-
(10) - (10) -
Taxation paid
(7)
(7) (5) (30) (34)
Net cash inflow from operating activities
171
151 149 612 534
Cash flows from investing activities
Capital expenditure
(197)
(215) (192) (722) (585)
Proceeds from disposal of tangible assets
6
2 3 8 10
Proceeds on disposal of discontinued assets
3
1 - 4 -
Other investments acquired
(10)
(1) (5) (11) (30)
Associate acquired
-
- - (15) -
Proceeds from disposal of investments
-
- - - -
Acquisition disposal of subsidaries
-
- (6) - (227)
Cash in the subsidiary acquired
-
- - - 56
Cash restricted for use
5
16 - 17 (6)
Loans advanced
-
- (2) (7) (2)
Repayment of loans advanced
4
- 66 6 85
Utilised in hedge restructure
-
- (123) (69) (123)
Net cash outflow from investing activities
(189)
(195) (259) (789) (822)
Cash flows from financing activities
Proceeds from issue of share capital
4
3 - 9 3
Share issue expenses
-
- - - -
Proceeds from borrowings
19
139 16 659 1,077
Repayment of borrowings
(19)
(19) (82) (343) (818)
Interest received
3
3 9 18 37
Finance costs
(6)
(21) (5) (74) (72)
Dividends paid
(4)
(78) (8) (169) (198)
Proceeds from hedge restructure
-
- 40 - 40
Net cash (outflow) inflow from financing activities
(4)
28 (30) 100 69
Net decrease in cash and cash equivalents
(22)
(16) (140) (77) (219)
Translation
-
1 12 (3) 13
Cash and cash equivalents at beginning of year
231
246 417 289 495
Net cash and cash equivalents at end of year
209
231 289 209 289
Cash generated (utilised) from operations
(Loss) profit before taxation
(233)
(58) (21) (160) 97
Adjusted for:
Non-cash movements
10
15 12 41 4
Movement on non-hedge derivatives
199
46 85 262 181
Amortisation of tangible assets
138
121 121 503 380
Deferred stripping costs
(22)
(6) (2) (24) (21)
Interest receivable
(4)
(5) (12) (25) (49)
Operating special items
64
(2) (4) 68 (12)
Finance costs and unwinding of decommissioning and
restoration obligations
33
26 24 108 87
Amortisation of intangible assets
-
- 8 2 32
Fair value adjustment on option component of convertible bond
42
21 (17) 32 (27)
Movement in working capital
(37)
22 (23) (108) (84)
                                                                                                           190               180                171               699                588
Movement in working capital
Increase in inventories                                                                            (31)              (25)                (27)             (123)               (56)
(Increase) decrease in trade and other receivables                                      (11)               26                 (36)                23               (40)
Increase (decrease) increase in trade and other payables                               5                21                   40                (8)                12

                                                                                                           (37)               22                (23)              (108)             (84)

Rounding of figures may result in computational discrepancies.

Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         19

Statement of recognised income and expense
for the year ended 31 December 2005
Year ended
Year ended
ended
ended
December
December
2005
2004
Unaudited
Unaudited
Actuarial gains and losses on defined benefit retirement plans (173) (15)
Net loss on cash flow hedges removed from equity and reported in income
391 867
Net (loss) gain on cash flow hedges (1,281) 236
Net gain on available for sale financial assets 24 12
Share based payment expenses 15 -
Deferred taxation on items above
445 (286)
Net exchange translation differences (146) 183
Net (expense) income recognised directly in equity (725) 997
(Loss) profit for the period (1,116) 851
Total recognised income and expense for the period
(1,841) 1,848
Attributable to:
Equity shareholders of the parent
(1,982) 1,825
Minority interest 141 23
(1,841) 1,848
Actuarial gains and losses on defined benefit retirement plans (27) (3)
Net loss on cash flow hedges removed from equity and reported in income 18 134
Net (loss) gain on cash flow hedges (202) 48
Net gain on available for sale financial assets 3 2
Share based payment expenses
2 -
Deferred taxation on items above 69 (42)
Net exchange translation differences 45 (20)
Net (expense) income recognised directly in equity (92) 119
(Loss) profit for the period
(160) 127
Total recognised income and expense for the period (252) 246
Attributable to:
Equity shareholders of the parent
(274) 227
Minority interest 22 19
(252) 246
Rounding of figures may result in computational discrepancies.
SA Rand million
US Dollar million
  20                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Notes
for the quarter and year ended 31 December 2005
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 except for the new and revised International Financial
Reporting Standards (IFRS) statements which are effective 1 January 2005, where applicable and where indicated.
The financial statements of AngloGold Ashanti have been prepared in compliance with IAS34, in compliance with the JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2005.
Changes to comparative information: During the year, AngloGold Ashanti adopted various accounting policies relating to the convertible bond and the method of accounting for its post-retirement medical and pension obligations, and has complied with IFRS statements for the accounting for the Ergo discontinuance, which details have been fully disclosed in prior quarterly reports. As part of the year-end process and in compliance with disclosures for the year ended 31 December 2005, certain amounts have been reclassified to agree with current disclosures. Full details of all changes will be presented in the 2005 annual report which is expected to be distributed to shareholders during March 2006.
2.
Revenue
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Restated
Restated
Restated
Restated
Unaudited  Unaudited   Unaudited  Unaudited   Unaudited  Unaudited   Unaudited  Unaudited
SA Rand million
US Dollar million
Gold income
4,337
4,151
16,750
14,788
665
638
2,629
2,309
Sale of uranium, silver and sulphuric
acid
112
147
483
486
17
23
76
76
Interest receivable
28
34
155
318
4
5
25
49
4,478
4,332
17,388
15,592
687
666
2,730
2,434
3.
Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Restated
Restated
Restated
Restated
Unaudited  Unaudited   Unaudited  Unaudited   Unaudited  Unaudited   Unaudited   Unaudited
SA Rand million
US Dollar million
Cash operating costs
2,676
2,757
10,828
9,572
410
423
1,703
1,495
Other cash costs
116
104
412
342
18
16
65
54
Total cash costs
2,792
2,861
11,240
9,914
428
439
1,768
1,549
Retrenchment costs
62
60
168
52
9
9
26
7
Rehabilitation & other non-cash costs
207
67
368
136
31
10
57
22
Production costs
3,061
2,988
11,776
10,102
468
459
1,851
1,578
Amortisation of tangible assets
900
784
3,203
2,423
138
121
503
380
Amortisation of intangible assets
3
3
13
8
–
–
2
1
Total production costs
3,965
3,775
14,992
12,533
607
580
2,356
1,959
Inventory change
(35)
(28)       (279)        (228)           (5)
(4)        (45)           (35)
3,929
3,748
14,713
12,305
602
576
2,311
1,924
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         21

4.
Operating special items
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Restated
Restated
Restated
Restated
Unaudited  Unaudited   Unaudited  Unaudited   Unaudited  Unaudited   Unaudited  Unaudited
SA Rand million US Dollar million
Contract termination fee at Geita – (55) (55) – – (9) (9) –
Underprovision of indirect taxes
(27)
– (27) –
(4)
– (4) –
Impairment of intangible assets
(125)
– (125) –
(20)
– (20) –
Impairment of tangible assets
(255)
– (300) (8)
(38)
– (44) (1)
(Loss) profit on sale and abandonment
   of assets
(9)
17 8 88
(2)
2 – 13
(416)
(38)       (499)            80
(64)
(7)          (77)           12
5. Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Restated
Restated
Restated
Restated
Unaudited Unaudited   Unaudited Unaudited   Unaudited  Unaudited   Unaudited  Unaudited
SA Rand million US Dollar million
Current taxation
(121)
– (184) (229)
(19)
–
(30)          (40)
Under provision prior year
(347)
(36)        (347)        (169)         (52)
(6)        (52)           (26)
Total current taxation
(468)
(36)        (531)        (398)         (71)
(6)        (82)           (66)
Deferred taxation
4
(35)       (244)         (215)          (1)
(5)         (36)          (32)
Deferred taxation – impairment of
   tangible assets
64

10

Deferred taxation – change in
   estimated deferred taxation
74 – 74 566 12 – 12 99
Deferred taxation – contract
   termination expenditure at Geita
– 19 19 – – 3 3 –
Deferred taxation effect on change in
   tax rate
302

48

Deferred taxation on unrealised non-
   hedge derivatives
133
42 128 226
21
6 21 40
Total deferred taxation
577
26 751 577
90
4 118 107
Total taxation
109
(10) 220 179
19
(2)           36
41
Rounding of figures may result in computational discrepancies.
  22                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

6.
Headline (loss) earnings
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Restated Restated Restated Restated
Unaudited Unaudited   Unaudited  Unaudited   Unaudited Unaudited   Unaudited  Unaudited
SA Rand million
US Dollar million
(Loss) profit attributable to equity
shareholders has been adjusted
by the following to arrive at headline
earnings:
(Loss) profit attributable to equity
shareholders
(1,463)
(415)    (1,262)
728
  (227)
(73)       (183)          108
Amortisation of intangible assets
–
–
–
200
–
–
–
31
Impairment of tangible assets (note 4)
255
–
300
8
38
–
44
1
Impairment of intangible assets
(note 4)
125
–
125
–
20
–
20
–
(Profit) on disposal of assets (note 4)
(22)
(17)         (39)           (88)          (4)
(2)           (5)           (13)
Impairment of associate
11
–
11
–
2
–
2
–
Taxation on items above – current
portion
4
(1)
2
16
1
–
–
3
Taxation on items above – deferred
portion
(64)
–
(79)
–
(10)
–
(12)
–
Net loss from discontinued operations
(note 9)
56
42
219
73
9
7
36
11
Headline (loss) earnings
(1,097)
(390)       (723)         937
(171)
(69)         (98)          141
Cents per share
(1)
Headline (loss) earnings
(414)
(147)        (273)         373
(65)
(26)          (37)          56
(1)
Calculated on the basic weighted average number of ordinary shares.
7.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Restated Restated Restated Restated
Unaudited Unaudited  Unaudited  Unaudited   Unaudited  Unaudited   Unaudited  Unaudited
SA Rand million
US Dollar million
Headline (loss) earnings (note 6)
(1,097)
(390)       (723)          937
(171)
(69)         (98)           141
Unrealised non-hedge derivatives
1,210
435
1,900
1,146
191
76
286
198
Deferred taxation on unrealised non-
hedge derivatives (note 5)
(133)
(42)       (128)         (226)        (21)
(6)         (20)           (40)
Fair value gain (loss) on convertible
bond
271
135
211
(160)
42
21
32
(27)
Fair value gain (loss) on interest rate
swap
–
–
5
(10)
–
1
(2)
Deferred tax on interest rate swap
–
–
–
4
–
–
1
Headline earnings before unrealised
non-hedge derivatives, fair value
gain (loss) on convertible bond
and interest rate swaps                             250
138
1,265
1,691
41
22
200
271
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         23

Quarter ended
Year ended
Quarter ended
Year ended
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Restated Restated Restated Restated
Unaudited Unaudited  Unaudited   Unaudited  Unaudited   Unaudited  Unaudited  Unaudited
SA Rand million
US Dollar million
Cents per share
(1)
Headline earnings adjusted for the
effect of unrealised non-hedge
derivatives, fair value gain (loss)
on convertible bond and interest
rate swaps
94
52
478
673
15
8
76
108
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
-
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
-
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps, is intended to illustrate earnings after adjusting for:
-
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
-
Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-
dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.
-
The unrealised fair value change on the option component of the convertible bond.
8.
Gross profit adjusted for the effect of unrealised non-hedge derivatives
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Restated Restated Restated Restated
Unaudited Unaudited   Unaudited  Unaudited  Unaudited  Unaudited   Unaudited  Unaudited
SA Rand million
US Dollar million
Reconciliation of gross profit to gross
profit adjusted for the effect of
unrealised non-hedge derivatives:
Gross profit
(340)
243
1,088
1,697
(57)
29
183
243
Unrealised non-hedge derivatives
1,210
435
1,900
1,147
191
76
286
197
Gross profit adjusted for the effect
of unrealised non-hedge
derivatives
(1)
870
678
2,988
2,844
134
105
469
441
Rounding of figures may result in computational discrepancies.
  24                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

(1)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
-
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
-
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Gross (loss) profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
-
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
-
Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-
dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.
9.        Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Dec
2005
Sept
2005
Dec
2005
Dec
2004
Restated
Restated
Restated
Restated
Unaudited Unaudited   Unaudited  Unaudited   Unaudited  Unaudited   Unaudited  Unaudited
SA Rand million
US Dollar million
Gold income
12
4
111
560
2
1
18
87
Retrenchment, rehabilitation and other
costs
(7)
(13)       (417)         (628)           (1)
(2)          (66)         (98)
Gross profit (loss)
5
(9)       (307)           (68)
1
(1)          (48)         (11)
Impairment loss reversed
–
–
115
–
–
–
17
–
Profit (loss) before taxation from
discontinued operations
5
(9)        (192)          (68)
1
(1)          (31)         (11)
Deferred taxation
(61)
(34)          (27)            (5)           (9)
(5)            (5)            –
Net loss attributable to discontinued
operations
(56)
(42)        (219)          (73)           (9)
(7)          (36)         (11)
10.       Capital commitments
Dec
2005
Sept
2005
Dec
2004
Dec
2005
Sept
2005
Dec
2004
Restated
Restated                    Restated
Restated
Unaudited
Unaudited
Unaudited                 Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
Orders placed and outstanding on
capital contracts at the prevailing
rate of exchange
1,181
1,753
835
186
276
148
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         25

Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependant upon cash generated from the
South African operations, borrowing facilities and cash distributions from offshore operations.
Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.
The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.
The group’s current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.
11.      Shares
Quarter ended
Year ended
Dec
2005
Sept
2005
Dec
2004
Dec
2005
Dec
2004
Restated            Restated
Restated
Unaudited          Unaudited           Unaudited            Unaudited            Unaudited
Authorised shares:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000    400,000,000      400,000,000
400,000,000
A redeemable preference shares of
50 SA cents each
2,000,000
2,000,000        2,000,000          2,000,000
2,000,000
B redeemable preference shares of
1 SA cent each
5,000,000
5,000,000        5,000,000          5,000,000
5,000,000
Issued shares:
Ordinary shares
264,938,432
264,749,794     264,462,894     264,938,432
264,462,894
A redeemable preference shares
2,000,000
2,000,000         2,000,000         2,000,000
2,000,000
B redeemable preference shares
778,896
778,896            778,896            778,896
778,896
Weighted average number of ordinary
shares for the period
Basic ordinary shares
264,851,516
264,642,218     264,415,225     264,635,634
251,352,552
Diluted number of ordinary shares
265,416,952
265,224,451     265,085,959     265,236,949
252,048,301
During the quarter, 188,638 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.
12.
Ordinary share capital and premium
As at
As at
As at
As at
Dec
2005
Dec
2004
Dec
2005
Dec
2004
Restated
Restated
Unaudited                Unaudited                 Unaudited
Unaudited
SA Rand million
US Dollar million
Balance at December
18,987
9,669
3,364
1,450
Ordinary shares issued
60
9,318
9
1,369
Translation                                                                           –
–
(371)
545
Balance at December
19,047
18,987
3,002
3,364
Rounding of figures may result in computational discrepancies.
  26                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

13.
Retained earnings and other reserves
Retained
Earnings
(1)
Non-
distributable
reserves
(2)
Foreign
currency
translation
reserve
Other
Comprehen-
sive
income
(3)
Total
SA Rand million
Balance at December 2003 as previously reported 3,848 138 (755) (2,047) 1,184
Change in accounting policy for defined
benefit retirement plans
(112)            (112)
As restated 3,848 138 (755) (2,159) 1,072
Actuarial gains and losses recognised
(4)
(15) (15)
Deferred taxation recognised directly in equity 5 5
Net loss on cash flow hedges removed from equity
and reported in income
864 864
Net gain on cash flow hedges 239 239
Deferred taxation on cash flow hedges
(291)            (291)
Net gain on available for sale financial assets 12 12
Exchange translation differences (2,797) 183 (2,614)
Profit attributable to equity shareholders 728 728
Dividends paid (1,197) (1,197)
Balance at December 2004 (restated) 3,379 138 (3,552) (1,162) (1,197)
Actuarial gains and losses recognised
(4)
(173) (173)
Deferred taxation recognised directly in equity 68 68
Net loss on cash flow hedges removed from equity
and reported in income
387 387
Net loss on cash flow hedges (1,272) (1,272)
Deferred taxation on cash flow hedges
377              377
Net gain on available for sale financial assets 24 24
Exchange translation differences 1,642 (146) 1,496
Share based payment expenses 15 15
Loss attributable to equity shareholders (1,262) (1,262)
Dividends paid (926) (926)
Balance at December 2005
1,191
138
(1,910)
(1,882)
(2,463)
US Dollars million
Balance at December 2003 as previously reported 577 21 (113) (307) 178
Effects of changes in foreign exchange rates (IAS21)
revised
(220) 220
Change in accounting policy for defined
benefit retirement plans
(18) (18)
As restated 357 21 107 (325) 160
Actuarial gains and losses recognised
(4)
(3) (3)
Deferred taxation recognised directly in equity 1 1
Net loss on cash flow hedges removed from equity
and reported in income
134 134
Net gain on cash flow hedges 48 48
Deferred taxation on cash flow hedges
(43)              (43)
Net gain on available for sale financial assets 2 2
Exchange translation differences 3 (424) (20) (441)
Profit attributable to equity shareholders 108 108
Dividends paid (179) (179)
Balance at December 2004 (restated) 286 24 (317) (206) (213)
Actuarial gains and losses recognised
(4)
(27) (27)
Deferred taxation recognised directly in equity 11 11
Net loss on cash flow hedges removed from equity
and reported in income
17 17
Net loss on cash flow hedges
(200)            (200)
Deferred taxation on cash flow hedges 58 58
Net gain on available for sale financial assets 3 3
Exchange translation differences (2) 250 45 293
Share based payment expenses 2 2
Loss attributable to equity shareholders (183) (183)
Dividends paid (149) (149)
Balance at December 2005
(46)
22
(67)
(297)
(388)
(1)    The 2004 opening balances and comparative amounts have been restated in terms of the effects of changes in foreign exchange rates (IAS21)
revised.
(2)    Non-distributable reserves comprise a surplus on disposal of company shares of $22m, R138m (2004: $24m, R138m).
(3)    Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings.
(4)    With the adoption of IAS 19 revised, actuarial gain and loss movements are accounted through equity reserves. Actuarial gains and losses arise from a change in assumption parameters and the difference between the actual and expected return on plan assets.
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         27

14.      Minority interests
As at
As at
As at
As at
Dec
2005
Dec
2004
Dec
2005
Dec
2004
Restated
Restated
Unaudited                Unaudited                  Unaudited                 Unaudited
SA Rand million
US Dollar million
Balance at December
327
354
58
53
Attributable profit
146
124
23
19
Dividends paid
(125)
(125)
(20)
(19)
At acquisition of subsidiaries
–
18
–
3
Net loss on cash flow hedges removed from
equity and reported in income
4
3
1
–
Net loss on cash flow hedges
(9)
(3)
(2)
–
Exchange translation differences
31
(43)
(1)
2
Balance at December
374
327
59
58
15.      Exchange rates
Dec
2005
Sept
2005
Dec
2004
Restated
Unaudited
Unaudited
Unaudited
Rand/US dollar average for the period
6.37
6.31 6.44
Rand/US dollar average for the quarter
6.53
6.51 6.05
Rand/US dollar closing
6.35
6.36 5.65
Rand/Australian dollar average for the period
4.85
4.85 4.82
Rand/Australian dollar average for the quarter
4.86
4.95 4.58
Rand/Australian dollar closing
4.65
4.85 4.42
Rounding of figures may result in computational discrepancies.
16.
Contingent liabilities
AngloGold Ashanti’s contingent liabilities at 31 December 2005, are detailed below:
Water pumping cost – South Africa – The South African Department of Water Affairs and Forestry issued a new directive on 1 November 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary)
Limited, Simmer and Jack Mines Limited (collectively known as Simmers who have purchased Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold
Mining Company to share equally, the costs of pumping water at Stilfontein’s Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold’s threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the
North West operations, into liquidation on 22 March 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold and have assumed the water management liabilities associated with the Buffelsfontein shafts.
The directive also orders the mining companies to submit an agreement and a joint proposal towards the long-
term sustainable management of water arising from the mining activities in the area. AngloGold Ashanti believes that it is not liable to fund these pumping costs but cannot provide any assurances regarding the ultimate result until the matter has been settled.
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its currently operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
  28                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Retrenchment costs – South Africa – Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have been terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the Group, attain retirement age or be retrenched as their current position is made redundant. AngloGold Ashanti is currently unable to determine the effect, if any, of any potential retrenchment costs.
Re-export arrangements of artifacts – South Africa – AngloGold Ashanti has undertaken to re-export certain gold artefacts, temporarily imported into South Africa, for which custom and value added tax was waived to the amount of $3m.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($16m). The suretyship agreements have a termination notice period of 90 days.
AngloGold Ashanti Pension Fund – South Africa – A statutory valuation of the defined benefit pension fund was performed as at 31 December 2002, which showed that the fund was in deficit. To fund the shortfall, the rate of the company contribution was reviewed and increased during 2004. In addition, a formal additional funding plan was submitted to and approved by the Financial Services Board. According to the plan, the company funded
R34m ($5m) in 2005, R31m ($5m) in 2004 and a further R259m ($35m) will be funded during the years 2006 to
2011. The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year, and a formal statutory valuation as at 31 December 2005 will be completed during the first six months of 2006. In arriving at their conclusions, the actuaries took into account, reasonable long-term estimates of inflation, increases in wages, salaries and pension, as well as returns on investment. A preliminary valuation for December
2005 indicates that the funding plan will no longer be effected.
Exploration and development tenements – Australia – AngloGold Ashanti stands collateral to certain bankers for the satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia, amounting to $15m.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande Joint Venture is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the assessment is approximately $29 million. The company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.
Litigation with mining contractor and non-payment of receivable – Ghana
•        A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. If successful, there is a risk of some employees claiming rights to share options;
•       Bayswater Construction and Mining Limited (BCM) have instituted court proceedings against the Bibiani mine (AGBL), claiming $4.66m pertaining to a contractual dispute. This matter is currently stayed on technical grounds to the effect that the litigation cannot commence until arbitration has been concluded. The potential liability amounts to $3m;
•       BCM has instituted a claim against the Bibiani mine relating to a wall slip to which BCM considered that they had an exclusive right under their contract to repair. AGBL awarded the repair to a third party. The potential liability amounts to $1m.
Capital cost of water pipelines and electricity supply – Namibia – A potential liability of $1m exists at Navachab in
Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in the event of mine closure prior to 2019.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         29

Federal violations – USA – Sierra Club and Mineral Policy Center filed two lawsuits against Cripple Creek & Victor
Gold Mining Company, AngloGold Ashanti (Colorado) Corp., AngloGold Ashanti North America Inc., and Golden
Cycle Gold Corporation alleging various past and ongoing violations of the federal Clean Water Act at the
Cresson Project near Victor, Colorado. The Defendants dispute that there have been or that there are ongoing violations of the Clean Water Act, and have been vigorously defending themselves in the ensuing years. The trial is scheduled February 2006. Without conceding any liability but in an attempt to resolve these matters without the cost and expense of trial the parties have held settlement discussions and the Defendants have offered approximately $500,000 to conduct on-the-ground activities and pay some of Plaintiffs costs. At this time, no settlement has been reached. The potential liability amounts to $1m.
Obligations pertaining to a lease agreement – USA – Pursuant to the assignment of equipment leases to
Queenstake Resources USA Inc., as a result of the sale of Jerritt Canyon effective 30 June 2003, AngloGold
Ashanti USA has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee's obligations arising under the Lease. These agreements have a remaining term of 1 year.
17.
Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•    Reimbursable value added tax due from the Malian government, for the company amount to an attributable
$25m at 31 December 2005 (31 December 2004: attributable $14m). The last audited value added tax return was for the period ended 30 June 2005 and at that date an attributable $12m was still outstanding and an attributable $6m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•     Reimbursable fuel duties from the Malian government, for the company amount to an attributable $13m at
31 December 2005 (31 December 2004: attributable $13m). Fuel duties are required to be submitted before
31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $7m which is still outstanding, whilst an attributable $6m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the
Malian government in terms of the previous authorisations.
The government of Mali is a shareholder in all the Malian entities and has promised to provide a repayment plan for the amounts due.
18.      Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.
19.      Borrowings
AngloGold Ashanti's borrowings are interest bearing.
20.      Announcements
On 26 October 2005, AngloGold Ashanti announced that it welcomed the announcement by Anglo American that it intended to provide AngloGold Ashanti with greater flexibility to pursue its strategy by deciding to reduce its shareholding in the company, whilst still intending to remain a significant shareholder in the medium term.
  30                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

21.      Dividend
The directors have today declared Final Dividend No. 99 of 62 (Final Dividend No. 97: 180) South African cents per ordinary share for the six months ended 31 December 2005. In compliance with the requirements of
STRATE, given the company's primary listing on the JSE Limited (formerly JSE Securities Exchange South
Africa), the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2006
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 23 February
Last date to trade ordinary shares cum dividend Thursday, 23 February
Last date to register transfers of certificated securities cum dividend Thursday, 23 February
Ordinary shares trade ex dividend Friday, 24 February
Record date Friday, 3 March
Payment date Friday, 10 March
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with the further requirements of STRATE, between Friday, 24 February 2006 and Friday, 3 March
2006, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2006
Ex dividend on New York Stock Exchange Wednesday, 1 March
Record date Friday, 3 March
Approximate date for currency conversion Friday, 10 March
Approximate payment date of dividend Monday, 20 March
Assuming an exchange rate of R6.18/$1, the dividend payable on an ADS is equivalent to 10 US cents. This compares with the final dividend of 30.37 US cents per ADS paid on 7 March 2005. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2006
Last date to trade and to register GhDSs cum dividend Friday, 24 February
GhDSs trade ex dividend Monday, 27 February
Record date Friday, 3 March
Approximate payment date of dividend Monday, 13 March
Assuming an exchange rate of R1/¢1,472 the dividend payable per GhDS is equivalent to 9.13 cedis. This compares with the final dividend of 26.830 cedis per GhDS paid on 28 February 2005. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
9 February 2006
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         31

Price and unit cost calculation
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December  September
December
December
December September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Price received
Gold income per income statement
4,337
4,151 16,750 14,788
665
638 2,629 2,309
Adjusted for minority interests
(165)
(135) (566) (432)
(25)
(21) (89) (68)
4,173
4,017 16,184 14,356
640
617 2,540 2,241
Realised non-hedge derivatives
462
274 951 362
71
43 151 57
4,634
4,291 17,135 14,718
711
660 2,691 2,298
Attributable gold sold - kg / - oz (000)
46,445
47,449 190,767 181,585
1,493
1,526 6,133 5,838
Revenue price per unit - R/kg / -$/oz
99,780
90,440 89,819 81,051
476
433 439 394
Total costs
Total cash costs (note 3)
2,792
2,861 11,240 9,914
428
439 1,768 1,549
Adjusted for minority interests and non-gold producing
companies
(80)
(24) (219) (73)
(12)
(4) (35) (11)
Total cash costs
2,712
2,837 11,021 9,841
415
436 1,733 1,538
Retrenchment costs (note 3)
62
60 168 52
9
9 26 7
Rehabilitation and other non-cash costs (note 3)
207
67 368 136
31
10 57 22
Amortisation of tangible assets (note 3)
900
784 3,203 2,423
138
121 503 380
Amortisation of intangible assets (note 3)
3
3 13 8
-
- 2 1
Adjusted for minority interests and non-gold producing
companies
(34)
(25) (102) (91)
(5)
(4) (16) (14)
Total production costs
3,850
3,726 14,671 12,369
590
573 2,305 1,934
Gold produced - kg / - oz (000)
46,460
47,723 191,783 181,311
1,494
1,534 6,166 5,829
Total cash cost per unit - R/kg / -$/oz
58,367
59,453 57,465 54,276
278
284 281 264
Total production cost per unit - R/kg / -$/oz
82,873
78,082 76,495 68,221
395
373 374 332
Rounding of figures may result in computational discrepancies.
SA Rand / Metric
US Dollar / Imperial
  32                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Development
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 2005
Statistics are shown in metric units
Advanced
Sampled
metres
Sampled
Ave. channel
gold
uranium
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
3,379 834 120.2 28.19 3388 0.91 109.86
Kopanang Mine
Vaal reef
6,161 1,064 11.6 161.29 1871 12.23 141.89
Tau Lekoa Mine
Ventersdorp Contact reef
2,922 886 110.5 11.22 1240 - 0.03
Moab Khotsong Mine
Vaal reef
4,098 130 98.9 13.28 1313 1.63 161.00
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
103 - - - - - -
Carbon Leader reef 3,943 16 9.1 164.94 1501 - -
Savuka Mine
Ventersdorp Contact reef
- - - - - - -
Carbon Leader reef 94 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
3,912 714 79.5 26.30 2091 - -
AUSTRALIA
Sunrise Dam
230 230 - 4.18 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
969 891 - 8.14 - - -
Córrego do Sitio 358 200 - 7.63 - - -
Lamego 308 10 - 7.50 - - -
Serra Grande
Mina III
933 169 - 10.72 - - -
Mina Nova - - - - - - -
GHANA
Obuasi
6,603 1,477 460.0* 8.46 - - -
Statistics are shown in imperial units
Advance
Sampled
feet
Sampled
Ave. channel
gold
uranium
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
11,087 2,736 47.32 0.82 3.23 1.82 7.18
Kopanang Mine
Vaal reef
20,215 3,491 4.57 4.70 1.79 24.46 9.32
Tau Lekoa Mine
Ventersdorp Contact reef
9,588 2,907 43.50 0.33 1.20 - -
Moab Khotsong Mine
Vaal reef
13,446 427 38.94 0.39 1.27 3.26 10.58
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
339 - - - - - -
Carbon Leader reef 12,935 52 3.58 4.81 1.43 - -
Savuka Mine
Ventersdorp Contact reef
- - - - - - -
Carbon Leader reef 308 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
12,833 2,343 31.30 0.77 2.01 - -
AUSTRALIA
Sunrise Dam
755 755 - 0.12 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
3,179 2,923 - 0.24 - - -
Córrego do Sitio 1,175 656 - 0.22 - - -
Lamego 1,010 33 - 0.22 - - -
Serra Grande
Mina III
3,061 554 - 0.31 - - -
Mina Nova - - - - - - -
GHANA
Obuasi
21,663 4,845 181.1* 0.25 - - -
* Average ore body width
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         33

Segmental reporting
for the quarter and year ended 31 December 2005
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2005
2005
2004
2005
2004
2005
2005
2004
2005
2004
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million
US Dollar million
Gold income
South Africa
1,926
1,833 1,791 7,359 7,189
295
282 297 1,153 1,118
Argentina
173
151 207 617 620
26
23 34 97 97
Australia
287
312 293 1,349 1,099
44
48 49 213 172
Brazil
312
265 240 1,094 1,014
48
41 40 172 158
Ghana
516
442 376 1,821 1,257
79
68 62 286 198
Guinea
206
205 111 759 259
32
31 18 118 41
Mali
435
382 410 1,508 1,192
67
59 69 236 188
Namibia
71
57 44 230 176
11
9 7 36 27
Tanzania
266
298 412 1,352 1,285
41
46 68 214 201
USA
147
205 169 661 671
23
31 28 104 105
Zimbabwe
-
- - - 26
-
- - - 4
4,337
4,151 4,054 16,750 14,788
665
638 672 2,629 2,309
Gross profit (loss) adjusted
for the effect of unrealised
non-hedge derivatives
South Africa
548
383 312 1,480 1,462
84
59 52 230 228
Argentina
61
37 103 203 202
9
6 17 32 32
Australia
44
32 124 288 390
7
5 20 46 61
Brazil
147
124 125 543 547
23
19 21 86 85
Ghana
(107)
(70) (134) (191) (130)
(16)
(11) (23) (29) (22)
Guinea
6
6 (67) 98 (93)
1
1 (11) 15 (16)
Mali
137
106 141 443 306
21
16 24 69 49
Namibia
46
23 (9) 64 11
7
4 (2) 10 1
Tanzania
43
(9) 27 49 150
7
(1) 5 9 23
USA
23
27 (4) 107 43
4
4 (1) 17 7
Zimbabwe
-
- - - (9)
-
- - - (1)
Other
(78)
19 (8) (96) (35)
(13)
3 (1) (16) (6)
870
678 610 2,988 2,844
134
105 101 469 441
Cash gross profit (loss)
2
South Africa
910
613 514 2,562 2,193
138
94 86 399 342
Argentina
96
81 143 354 370
15
12 23 56 58
Australia
90
79 173 494 555
14
12 28 78 87
Brazil
187
163 158 687 685
29
25 26 108 107
Ghana
19
38 (27) 249 128
3
6 (6) 40 19
Guinea
68
56 (51) 258 (81)
10
9 (9) 40 (13)
Mali
209
186 196 732 503
32
29 34 115 80
Namibia
74
30 (4) 110 28
12
5 (1) 17 4
Tanzania
51
54 130 289 372
8
9 22 47 58
USA
87
99 53 363 300
13
15 8 57 47
Zimbabwe
-
- - - -
-
- - - -
Other
(56)
36 14 (24) 39
(7)
5 4 (3) 4
1,735
1,435 1,299 6,074 5,092
267
221 215 954 793
1
Restated to reflect Ergo as a discontinued operation
2
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
  34                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Segmental reporting (continued)
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2005
2005
2004
2005
2004
2005
2005
2004
2005
2004
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold production
South Africa
20,818
21,070 22,214 83,223 88,860
669
677 714 2,676 2,857
Argentina
1,577
1,616 2,135 6,564 6,575
51
52 68 211 211
Australia
2,866
3,146 3,554 14,139 12,762
92
101 114 455 410
Brazil
2,808
2,759 2,575 10,756 10,382
90
89 83 346 334
Ghana
5,256
5,260 5,142 21,170 15,041
169
169 166 680 485
Guinea
1,936
1,907 1,325 7,674 2,565
62
61 43 246 83
Mali
4,112
4,190 5,145 16,421 14,789
132
135 165 528 475
Namibia
696
657 535 2,510 2,070
22
21 17 81 66
Tanzania
3,730
4,247 5,915 19,074 17,740
120
137 190 613 570
USA
2,659
2,871 2,820 10,252 10,234
85
92 91 330 329
Zimbabwe
-
- - - 293
-
- - - 9
46,460
47,723 51,360 191,783 181,311
1,494
1,534 1,651 6,166 5,829
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2005
2005
2004
2005
2004
2005
2005
2004
2005
2004
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million
US Dollar million
Capital expenditure
South Africa
651
549 712 2,208 2,159
100
84 115 347 335
Argentina
21
17 20 98 83
3
3 3 15 13
Australia
69
69 42 244 182
11
11 7 38 28
Brazil
200
144 73 540 261
31
22 12 85 40
Ghana
208
142 98 574 269
32
22 16 90 42
Guinea
21
47 114 229 366
3
7 19 36 57
Mali
14
18 20 75 67
2
3 4 12 11
Namibia
12
3 16 33 134
2
- 3 5 21
Tanzania
45
372 41 496 81
6
59 7 78 13
USA
16
14 20 53 103
3
2 3 8 16
Zimbabwe
-
- - - 9
-
- - - 1
Other
22
10 25 46 50
3
1 3 8 8
1,279
1,385 1,181 4,596 3,764
196
215 192 722 585
As at
As at
As at
As at
As at
As at
December
September
December
December
September
December
2005
2005
2004
2005
2005
2004
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million
Total assets
South Africa
15,554 14,866 15,039
2,451
2,337 2,664
Argentina 1,635 1,818 1,784
258
286 316
Australia 4,738 4,608 4,062
747
724 720
Brazil 2,449 2,326 1,962
386
366 348
Ghana 11,419 11,538 10,016
1,800
1,814 1,774
Guinea 1,735 1,740 1,366
273
274 242
Mali 2,007 2,081 1,820
316
327 322
Namibia 289 224 216
46
35 38
Tanzania 7,924 7,207 6,233
1,249
1,133 1,107
USA 2,734 2,770 2,311
431
435 409
Other 2,138 1,931 1,487
337
304 262
52,622 51,110 46,296
8,294
8,035 8,202
1
Restated to reflect Ergo as a discontinued operation
Rounding of figures may result in computational discrepancies.
US Dollar million
kg
oz (000)
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         35

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
SA Rand / US Dollar
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA
651
549
2,208
2,159
100
84
347
335
Vaal River
Great Noligwa Mine
124 47 275 235 19 7 43 36
Kopanang Mine 69 70 264 244 11 11 41 38
Tau Lekoa Mine 24 20 93 160 4 3 15 25
Surface Operations 66 53 170 135 10 8 27 21
Moab Khotsong 142 168 600 513 22 26 94 80
West Wits
Mponeng Mine
81 76 301 402 12 12 47 62
Savuka Mine 2 8 38 54 - 1 6 8
TauTona Mine 143 108 468 416 22 17 74 65
ARGENTINA
21
17
98
83
3
3
15
13
Cerro Vanguardia - Attributable 92.50% 20 16 90 77 3 2 14 12
Minorities and exploration 1 1 8 6 - 1 1 1
AUSTRALIA
69
69
244
182
11
11
38
28
Sunrise Dam 60 60 214 161 9 9 34 25
Exploration 9 9 30 21 2 2 4 3
BRAZIL
200
144
540
261
31
22
85
40
AngloGold Ashanti Mineração 176 122 455 204 27 19 71 32
Serra Grande - Attributable 50% 12 11 42 23 2 2 7 4
Minorities and exploration 12 11 43 34 2 1 7 4
GHANA
208
142
574
269
32
22
90
42
Bibiani 4 10 44 43 1 2 7 7
Iduapriem - Attributable 85% 8 8 23 20 1 1 4 3
Obuasi 193 120 495 203 30 19 78 32
Minorities and exploration 3 4 12 3 - - 1 -
GUINEA
21
47
229
366
3
7
36
57
Siguiri - Attributable 85% 18 40 194 311 3 6 31 48
Minorities and exploration 3 7 35 55 - 1 5 9
MALI
14
18
75
67
2
3
12
11
Morila - Attributable 40% 6 2 11 10 1 - 2 2
Sadiola - Attributable 38% 8 12 48 39 1 2 7 6
Yatela - Attributable 40% 1 3 15 18 - 1 2 3
NAMIBIA
12
3
33
134
2
-
5
21
Navachab 12 3 33 134 2 - 5 21
TANZANIA
45
372
496
81
6
59
78
13
Geita - Attributable 100% May 2004 45 372 496 81 6 59 78 13
USA
16
14
53
103
3
2
8
16
Cripple Creek & Victor J.V. 16 14 53 102 3 2 8 16
Minorities and exploration - - - 1 - - - -
ZIMBABWE
-
-
-
9
-
-
-
1
Freda-Rebecca - - - 9 - - - 1
OTHER
22
10
46
50
3
1
8
8
ANGLOGOLD ASHANTI
1,279
1,385
4,596
3,764
196
215
722
585
Rounding of figures may result in computational discrepancies.
  36                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA
1
20,818
21,070
83,223
88,860
Vaal River
Great Noligwa Mine
8.54 9.03 9.30 10.38 5,274 5,275 21,547 24,728
Kopanang Mine 7.27 7.85 7.38 7.37 3,664 3,933 14,993 15,104
Tau Lekoa Mine 3.52 4.20 3.96 3.87 1,904 2,195 8,253 9,122
Surface Operations 0.55 0.53 0.51 0.60 800 757 2,952 3,698
West Wits
Mponeng Mine
9.77 9.01 9.15 8.14 4,436 3,946 15,921 13,634
Savuka Mine 9.68 8.01 6.80 6.19 770 1,121 3,930 4,903
TauTona Mine
5
8.90 9.91 9.62 10.88 3,970 3,843 15,627 17,671
ARGENTINA
1,577
1,616
6,564
6,575
Cerro Vanguardia - Attributable 92.50% 7.49 7.26 7.70 7.60 1,577 1,616 6,564 6,575
AUSTRALIA
2,866
3,146
14,139
12,762
Sunrise Dam 2.69 3.24 3.68 3.46 2,866 3,146 14,139 12,751
Union Reefs - - - - - - - 11
BRAZIL
2,808
2,759
10,756
10,382
AngloGold Ashanti Mineração
2
7.16 7.08 7.27 7.85 2,068 2,011 7,763 7,473
Serra Grande - Attributable 50% 7.67 8.00 7.93 7.80 741 748 2,993 2,909
GHANA
5,256
5,260
21,170
15,041
Bibiani
3
1.28 1.43 1.45 1.93 768 860 3,578 3,253
Iduapriem
3
- Attributable 85%
1.63 1.70 1.71 1.72 1,381 1,355 5,422 3,846
Obuasi
5
4.87 4.64 4.77 5.27 3,107 3,045 12,169 7,942
GUINEA
1,936
1,907
7,674
2,565
Siguiri
3
- Attributable 85%
1.12 1.17 1.21 1.10 1,936 1,907 7,674 2,565
MALI
4,112
4,190
16,421
14,789
Morila - Attributable 40% 4.80 5.33 5.41 4.44 1,817 2,151 8,139 6,358
Sadiola - Attributable 38% 2.63 2.66 2.73 2.77 1,323 1,373 5,223 5,421
Yatela
4
- Attributable 40% 3.73 3.08 2.99 3.41 972 666 3,060 3,010
NAMIBIA
696
657
2,510
2,070
Navachab 2.30 2.00 2.05 1.59 696 657 2,510 2,070
TANZANIA
3,730
4,247
19,074
17,740
Geita - Attributable 100% May 2004 2.41 2.72 3.14 3.74 3,730 4,247 19,074 17,740
USA
2,659
2,871
10,252
10,234
Cripple Creek & Victor J.V.
4
0.62 0.62 0.62 0.61 2,659 2,871 10,252 10,234
ZIMBABWE
-
-
-
293
Freda-Rebecca - - - 1.66 - - - 293
ANGLOGOLD ASHANTI
46,460
47,723
191,783
181,311
Underground Operations 7.23 7.38 7.31 7.50 25,412 25,387 100,858 101,717
Surface and Dump Reclamation 0.57 0.57 0.52 0.60 1,161 1,154 4,228 4,279
Open-pit Operations 2.21 2.48 2.74 3.21 15,767 17,028 69,871 58,572
Heap leach Operations
6
0.87 0.78 0.83 0.84 4,119 4,154 16,826 16,743
46,460
47,723
191,783
181,311
1
Attributable year to date production at Moab Khotsong yielded 929 kilograms which
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold will be capitalised against pre-production costs.
placed/tonnes placed.
2
The yield of AngloGold Ashanti Mineração represents underground operations.
5
The yield of Tau Tona and Obuasi represents underground operations.
3
The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations.
6
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         37

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA
266
256
252
249
20,800
21,109
83,212
88,854
Vaal River
Great Noligwa Mine
265 263 266 288 5,270 5,279 21,544 24,727
Kopanang Mine 239 256 240 225 3,662 3,936 14,991 15,103
Tau Lekoa Mine 156 180 168 185 1,902 2,196 8,252 9,122
Surface Operations 956 835 791 939 799 757 2,951 3,698
West Wits
Mponeng Mine
318 284 283 241 4,433 3,949 15,919 13,633
Savuka Mine 215 159 146 129 770 1,135 3,931 4,902
TauTona Mine 318 301 310 310 3,965 3,856 15,624 17,669
ARGENTINA
924
978
900
885
1,596
1,543
6,422
6,694
Cerro Vanguardia - Attributable 92.50% 924 978 900 885 1,596 1,543 6,422 6,694
AUSTRALIA
2,229
2,395
2,776
2,592
2,856
3,148
14,123
12,775
Sunrise Dam 2,552 2,696 3,143 2,989 2,856 3,148 14,123 12,764
Union Reefs - - - 123 - - - 12
BRAZIL
726
712
692
668
2,782
2,476
10,347
10,389
AngloGold Ashanti Mineração 664 641 618 602 2,037 1,845 7,445 7,488
Serra Grande - Attributable 50% 982 1,015 999 926 745 632 2,902 2,901
GHANA
274
265
273
293
5,532
5,131
21,172
15,048
Bibiani 707 510 521 670 768 860 3,578 3,253
Iduapriem - Attributable 85% 648 628 635 663 1,515 1,366 5,423 3,853
Obuasi 195 190 196 196 3,248 2,906 12,171 7,942
GUINEA
534
565
592
340
1,936
2,067
7,674
2,716
Siguiri - Attributable 85% 534 565 592 340 1,936 2,067 7,674 2,716
MALI
1,731
2,014
1,946
1,603
4,284
4,143
16,450
14,717
Morila - Attributable 40% 2,051 3,409 3,097 1,953 1,916 2,166 8,148 6,304
Sadiola - Attributable 38% 1,629 1,792 1,719 1,952 1,370 1,378 5,250 5,418
Yatela - Attributable 40% 1,434 975 1,103 943 997 599 3,052 2,994
NAMIBIA
758
702
664
687
698
621
2,512
2,121
Navachab 758 702 664 687 698 621 2,512 2,121
TANZANIA
920
1,049
1,195
1,262
3,398
4,339
18,701
17,674
Geita - Attributable 100% May 2004 920 1,049 1,195 1,262 3,398 4,339 18,701 17,674
USA
2,878
3,003
2,728
2,726
2,563
2,872
10,154
10,305
Cripple Creek & Victor J.V. 2,878 3,003 2,728 2,726 2,563 2,872 10,154 10,305
ZIMBABWE
-
-
-
98
-
-
-
293
Freda-Rebecca - - - 98 - - - 292
ANGLOGOLD ASHANTI
381
396
388
368
46,445
47,449
190,767
181,585
Rounding of figures may result in computational discrepancies.
  38                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA
56,198
59,053
59,343
58,630
76,024
75,532
75,434
68,357
Vaal River
Great Noligwa Mine
50,311 56,203 53,868 47,820 73,628 68,992 67,024 53,781
Kopanang Mine 55,227 53,142 56,427 58,220 70,300 70,869 69,594 65,460
Tau Lekoa Mine 92,559 78,182 83,885 76,428 119,704 95,657 103,932 89,168
Surface Operations 51,135 59,142 58,636 51,662 51,135 59,142 58,636 51,662
West Wits
Mponeng Mine
51,902 57,014 57,084 66,437 64,155 79,527 74,309 79,718
Savuka Mine 62,419 79,484 87,200 94,036 87,574 95,304 105,194 108,457
TauTona Mine 52,087 54,202 52,158 50,531 79,572 71,140 74,418 64,085
ARGENTINA
37,261
42,746
35,698
32,325
58,910
67,818
57,543
56,773
Cerro Vanguardia - Attributable 92.50% 36,290 42,180 35,035 32,188 57,810 67,116 56,756 56,501
AUSTRALIA
52,105
69,032
56,904
55,720
95,049
85,550
78,313
70,196
Sunrise Dam 48,903 67,566 54,924 53,488 81,376 83,882 74,065 67,039
BRAZIL
42,781
39,079
37,709
26,835
54,081
52,434
49,123
38,200
AngloGold Ashanti Mineração 39,945 36,065 34,619 27,547 50,386 50,595 46,446 39,417
Serra Grande - Attributable 50% 36,418 33,207 32,414 27,774 49,378 42,700 42,027 36,818
GHANA
76,525
71,666
69,504
59,286
113,316
96,971
97,018
83,551
Bibiani 69,913 64,529 62,273 50,921 128,268 97,587 98,650 74,906
Iduapriem - Attributable 85% 83,222 77,230 71,330 61,219 107,588 98,025 92,403 85,029
Obuasi 75,184 71,204 70,817 61,776 112,164 96,328 98,595 86,376
GUINEA
72,822
64,817
62,009
88,884
106,570
88,239
85,331
106,970
Siguiri - Attributable 85% 72,822 64,817 62,009 88,884 106,570 88,239 85,331 106,970
MALI
49,504
44,963
45,135
43,358
67,484
64,663
63,108
57,685
Morila - Attributable 40% 47,734 40,511 39,083 37,565 70,011 69,496 60,147 53,829
Sadiola - Attributable 38% 59,678 50,341 54,377 49,856 72,230 62,898 68,784 62,086
Yatela - Attributable 40% 43,556 59,688 53,754 52,627 60,795 63,983 69,469 66,511
NAMIBIA
54,386
56,025
65,300
71,118
33,958
56,659
66,354
79,673
Navachab 54,386 56,025 65,300 71,118 33,958 56,659 66,354 79,673
TANZANIA
68,370
74,172
61,182
51,200
100,414
87,353
79,377
67,072
Geita - Attributable 100% May 2004 68,370 74,172 61,182 51,200 100,414 87,353 79,377 67,072
USA
52,406
49,274
48,356
46,187
74,369
71,681
69,581
62,852
Cripple Creek & Victor J.V. 50,297 48,304 47,124 45,158 72,260 70,711 68,349 61,824
ZIMBABWE
-
-
-
86,529
-
-
-
121,825
Freda-Rebecca - - - 86,529 - - - 121,825
ANGLOGOLD ASHANTI
58,367
59,453
57,465
54,276
82,873
78,082
76,495
68,221
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         39

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
SA Rand
SOUTH AFRICA
910
613
2,562
2,193
548
383
1,480
1,462
Vaal River
Great Noligwa Mine
274 175 768 861 164 137 556 758
Kopanang Mine 162 123 476 383 118 93 347 294
Tau Lekoa Mine 19 18 59 60 (30) (12) (84) (40)
Surface Operations 42 27 105 122 42 27 105 122
West Wits
Mponeng Mine
212 124 553 239 162 59 318 70
Savuka Mine 9 8 (6) (66) 7 (2) (46) (117)
TauTona Mine 192 138 607 594 85 81 284 375
ARGENTINA
96
81
354
370
61
37
203
202
Cerro Vanguardia - Attributable 92.50% 91 76 332 344 58 36 193 189
Minorities and exploration 5 5 22 26 3 1 10 13
AUSTRALIA
90
79
494
555
44
32
288
390
Sunrise Dam 90 79 494 561 44 32 288 396
Union Reefs - - - (6) - - - (6)
BRAZIL
187
163
687
685
147
124
543
547
AngloGold Ashanti Mineração 99 100 389 374 78 75 304 291
Serra Grande - Attributable 50% 49 35 165 138 39 29 137 112
Minorities and exploration 39 28 133 173 30 20 102 144
GHANA
19
38
249
128
(107)
(70)
(191)
(130)
Bibiani (29) 1 15 56 (36) (23) (66) (9)
Iduapriem - Attributable 85% (9) 5 52 23 (30) (12) (16) (29)
Obuasi 56 28 165 35 (36) (33) (104) (92)
Minorities and exploration 1 4 17 14 (5) (2) (5) -
GUINEA
68
56
258
(81)
6
6
98
(93)
Siguiri - Attributable 85% 55 45 211 (78) 3 4 81 (84)
Minorities and exploration 13 11 47 (3) 3 2 17 (9)
MALI
209
186
732
503
137
106
443
306
Morila - Attributable 40% 91 108 413 248 52 47 245 150
Sadiola - Attributable 38% 64 60 205 167 47 43 131 105
Yatela - Attributable 40% 54 18 114 88 38 16 68 51
NAMIBIA
74
30
110
28
46
23
64
11
Navachab 74 30 110 28 46 23 64 11
TANZANIA
51
54
289
372
43
(9)
49
150
Geita - Attributable 100% May 2004 51 54 289 372 43 (9) 49 150
USA
87
99
363
300
23
27
107
43
Cripple Creek & Victor J.V. 87 99 363 300 23 27 107 43
ZIMBABWE
-
-
-
-
-
-
-
(9)
Freda-Rebecca - - - - - - - (9)
OTHER
(56)
36
(24)
39
(78)
19
(96)
(35)
ANGLOGOLD ASHANTI
1,735
1,435
6,074
5,092
870
678
2,988
2,844
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Gross profit (loss) adjusted for the effect of
unrealised non-hedge derivatives - Rm
Cash gross profit (loss) - Rm
1
  40                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA
1
669
677
2,676
2,857
Vaal River
Great Noligwa Mine
0.249 0.263 0.271 0.303 170 170 693 795
Kopanang Mine 0.212 0.229 0.215 0.215 118 126 482 486
Tau Lekoa Mine 0.103 0.123 0.116 0.113 61 71 265 293
Surface Operations 0.016 0.016 0.015 0.018 26 24 95 119
West Wits
Mponeng Mine
0.285 0.263 0.267 0.237 143 127 512 438
Savuka Mine 0.282 0.234 0.198 0.181 25 36 126 158
TauTona Mine
5
0.260 0.289 0.281 0.317 128 124 502 568
ARGENTINA
51
52
211
211
Cerro Vanguardia - Attributable 92.50% 0.218 0.212 0.225 0.222 51 52 211 211
AUSTRALIA
92
101
455
410
Sunrise Dam 0.078 0.095 0.107 0.101 92 101 455 410
BRAZIL
90
89
346
334
AngloGold Ashanti Mineração
2
0.209 0.206 0.212 0.229 66 65 250 240
Serra Grande - Attributable 50% 0.224 0.233 0.231 0.228 24 24 96 94
GHANA
169
169
680
485
Bibiani
3
0.037 0.042 0.042 0.056 25 28 115 105
Iduapriem
3
- Attributable 85% 0.048 0.050 0.050 0.050 44 44 174 125
Obuasi
5
0.142 0.135 0.139 0.154 100 98 391 255
GUINEA
62
61
246
83
Siguiri
3
- Attributable 85% 0.033 0.034 0.035 0.032 62 61 246 83
MALI
132
135
528
475
Morila - Attributable 40% 0.140 0.155 0.158 0.130 58 69 262 204
Sadiola - Attributable 38% 0.077 0.078 0.080 0.081 43 44 168 174
Yatela
4
- Attributable 40%
0.109 0.090 0.087 0.099 31 21 98 97
NAMIBIA
22
21
81
66
Navachab 0.067 0.058 0.060 0.046 22 21 81 66
TANZANIA
120
137
613
570
Geita - Attributable 100% May 2004 0.070 0.079 0.092 0.109 120 137 613 570
USA
85
92
330
329
Cripple Creek & Victor J.V.
4
0.018 0.018 0.018 0.018 85 92 330 329
ZIMBABWE
-
-
-
9
Freda-Rebecca - - - 0.048 - - - 9
ANGLOGOLD ASHANTI
1,494
1,534
6,166
5,829
Underground Operations 0.211 0.215 0.213 0.219 817 816 3,243 3,270
Surface and Dump Reclamation 0.016 0.017 0.015 0.018 37 37 136 138
Open-pit Operations 0.065 0.072 0.080 0.094 507 547 2,246 1,883
Heap leach Operations
6
0.025 0.023 0.024 0.024 132 134 541 538
1,494
1,534
6,166
5,829
1
Attributable year to date production at Moab Khotsong yielded 29,862 oz which will be
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold capitalised against pre-production costs. placed/tonnes placed.
2 The yield of AngloGold Ashanti Mineração represents underground operations. 5 The yield of Tau Tona and Obuasi represents underground operations
3 The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations. 6 The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         41

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA
8.55
8.24
8.11
7.99
669
679
2,675
2,857
Vaal River
Great Noligwa Mine
8.52 8.47 8.55 9.28 169 170 693 795
Kopanang Mine 7.70 8.23 7.71 7.25 118 127 482 486
Tau Lekoa Mine 5.01 5.78 5.41 5.95 61 71 265 293
Surface Operations 30.74 26.85 25.44 30.19 26 24 95 119
West Wits
Mponeng Mine
10.22 9.12 9.10 7.75 143 127 512 438
Savuka Mine 6.91 5.10 4.70 4.16 25 36 126 158
TauTona Mine 10.24 9.67 9.97 9.98 127 124 502 568
ARGENTINA
29.70
31.44
28.95
28.46
51
50
206
216
Cerro Vanguardia - Attributable 92.50% 29.70 31.44 28.95 28.46 51 50 206 216
AUSTRALIA
71.68
77.01
89.27
83.34
92
101
454
410
Sunrise Dam 82.06 86.67 101.06 96.10 92 101 454 411
BRAZIL
23.33
22.90
22.23
21.47
89
80
333
334
AngloGold Ashanti Mineração 21.34 20.61 19.88 19.37 65 59 239 241
Serra Grande - Attributable 50% 31.58 32.64 32.12 29.79 24 20 93 93
GHANA
8.82
8.52
8.78
9.43
178
165
681
484
Bibiani 22.75 16.41 16.75 21.54 25 28 115 105
Iduapriem - Attributable 85% 20.85 20.19 20.43 21.33 49 44 174 124
Obuasi 6.26 6.12 6.30 6.29 104 93 391 255
GUINEA
17.17
18.16
19.03
10.92
62
66
247
87
Siguiri - Attributable 85% 17.17 18.16 19.03 10.92 62 66 247 87
Minorities and exploration
MALI
55.65
64.77
62.56
51.55
138
133
529
473
Morila - Attributable 40% 65.94 109.61 99.57 62.80 62 70 262 203
Sadiola - Attributable 38% 52.38 57.62 55.27 62.76 44 44 169 174
Yatela - Attributable 40% 46.11 31.36 35.48 30.31 32 19 98 96
NAMIBIA
24.37
22.58
21.36
22.10
22
20
81
68
Navachab 24.37 22.58 21.36 22.10 22 20 81 68
TANZANIA
29.58
33.74
38.41
40.58
109
139
601
568
Geita - Attributable 100% May 2004 29.58 33.74 38.41 40.58 109 139 601 568
USA
92.52
96.54
87.71
87.65
82
92
326
331
Cripple Creek & Victor J.V. 92.52 96.54 87.71 87.65 82 92 326 331
ZIMBABWE
-
-
-
3.16
-
-
-
9
Freda-Rebecca - - - 3.16 - - - 9
ANGLOGOLD ASHANTI
12.25
12.74
12.48
11.84
1,493
1,526
6,133
5,838
Rounding of figures may result in computational discrepancies.
  42                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA
268
282
291
284
363
361
369
331
Vaal River
Great Noligwa Mine
240 269 264 231 353 330 329 260
Kopanang Mine 263 254 277 281 335 339 341 317
Tau Lekoa Mine 441 374 410 370 571 457 509 432
Surface Operations 244 283 287 250 244 283 287 250
West Wits
Mponeng Mine
247 272 279 322 305 380 363 386
Savuka Mine 297 379 430 455 416 455 517 523
TauTona Mine 248 259 256 245 380 339 364 311
ARGENTINA
177
205
174
157
280
323
281
275
Cerro Vanguardia - Attributable 92.50% 173 202 171 156 275 320 277 274
AUSTRALIA
246
330
279
271
449
409
383
341
Sunrise Dam 231 323 269 260 384 401 363 326
BRAZIL
204
187
184
130
258
251
239
185
AngloGold Ashanti Mineração 190 173 169 133 240 242 226 191
Serra Grande - Attributable 50% 174 159 158 134 236 204 205 178
GHANA
364
343
339
293
540
464
473
413
Bibiani 334 308 305 251 608 467 482 369
Iduapriem - Attributable 85% 397 369 348 303 513 468 451 423
Obuasi 357 341 345 305 535 461 481 426
GUINEA
341
310
301
443
502
422
414
534
Siguiri - Attributable 85% 341 310 301 443 502 422 414 534
MALI
236
215
220
211
322
309
308
281
Morila - Attributable 40% 227 194 191 184 333 333 293 263
Sadiola - Attributable 38% 284 240 265 242 344 300 336 301
Yatela - Attributable 40% 208 285 263 255 290 305 340 323
NAMIBIA
259
268
321
348
156
271
326
389
Navachab 259 268 321 348 156 271 326 389
TANZANIA
326
353
298
250
478
416
387
328
Geita - Attributable 100% May 2004 326 353 298 250 478 416 387 328
USA
249
236
236
225
354
343
339
305
Cripple Creek & Victor J.V. 239 231 230 220 344 338 333 300
ZIMBABWE
-
-
-
417
-
-
-
589
Freda-Rebecca - - - 417 - - - 589
ANGLOGOLD ASHANTI
278
284
281
264
395
373
374
332
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         43

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2005
2004
2005
2005
2005
2004
US Dollar
Cash gross profit (loss) - $m
1
SOUTH AFRICA
138
94
399
342
84
59
230
228
Vaal River
Great Noligwa Mine
42 27 120 134 25 21 87 118
Kopanang Mine 25 19 74 60 18 14 54 46
Tau Lekoa Mine 3 3 9 10 (5) (2) (14) (6)
Surface Operations 6 4 16 19 6 4 16 19
West Wits
Mponeng Mine
32 19 86 37 25 9 49 11
Savuka Mine 1 1 (1) (10) 1 - (8) (18)
TauTona Mine 29 21 95 92 13 12 44 58
ARGENTINA
15
12
56
58
9
6
32
32
Cerro Vanguardia - Attributable 92.50% 14 12 52 54 9 5 31 30
Minorities and exploration 1 - 4 4 - 1 1 2
AUSTRALIA
14
12
78
87
7
5
46
61
Sunrise Dam 14 12 78 88 7 5 46 62
Union Reefs - - - (1) - - - (1)
BRAZIL
29
25
108
107
23
19
86
85
AngloGold Ashanti Mineração 15 15 61 58 12 12 48 45
Serra Grande - Attributable 50% 8 5 26 22 6 4 22 18
Minorities and exploration 6 5 21 27 5 3 16 22
GHANA
3
6
40
19
(16)
(11)
(29)
(22)
Bibiani (4) - 3 8 (6) (4) (10) (2)
Iduapriem - Attributable 85% (1) 1 9 4 (5) (2) (2) (5)
Obuasi 9 4 26 5 (5) (5) (16) (15)
Minorities and exploration (1) 1 2 2 - - (1) -
GUINEA
10
9
40
(13)
1
1
15
(16)
Siguiri - Attributable 85% 8 7 33 (13) 1 1 12 (14)
Minorities and exploration 2 2 7 - - - 3 (2)
MALI
32
29
115
80
21
16
69
49
Morila - Attributable 40% 14 17 65 40 8 7 39 25
Sadiola - Attributable 38% 10 9 32 26 7 7 20 16
Yatela - Attributable 40% 8 3 18 14 6 2 11 8
NAMIBIA
12
5
17
4
7
4
10
1
Navachab 12 5 17 4 7 4 10 1
TANZANIA
8
9
47
58
7
(1)
9
23
Geita - Attributable 100% May 2004 8 9 47 58 7 (1) 9 23
USA
13
15
57
47
4
4
17
7
Cripple Creek & Victor J.V. 13 15 57 47 4 4 17 7
ZIMBABWE
-
-
-
-
-
-
-
(1)
Freda-Rebecca - - - - - - - (1)
OTHER
(7)
5
(3)
4
(12)
3
(16)
(6)
ANGLOGOLD ASHANTI
267
221
954
793
134
105
469
441
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Gross profit (loss) adjusted for the effect of unrealised
non-hedge derivatives - $m
  44                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 104 104 115 418 1,116 1,115 1,236 4,503
Milled - 000 tonnes / - 000 tons 617 584 618 2,317 681 644 682 2,554
Yield - g / t / - oz / t 8.54 9.03 10.21 9.30 0.249 0.263 0.298 0.271
Gold produced - kg / - oz (000) 5,274 5,275 6,314 21,547 170 170 203 693
Gold sold - kg / - oz (000) 5,270 5,279 6,318 21,544 169 170 203 693
Price received - R / kg / - $ / oz - sold 102,524 94,376 83,526 92,643 488 452 430 453
Total cash costs - R / - $ - ton milled 430 508 465 501 60 71 70 72
- R / kg / - $ / oz - produced 50,311 56,203 45,517 53,868 240 269 234 264
Total production costs
- R / kg / - $ / oz - produced 73,628 68,992 52,305 67,024 353 330 269 329
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 302 303 300 297 9.72 9.73 9.65 9.55
Actual - g / - oz 265 263 306 266 8.52 8.47 9.84 8.55
Target - m² / - ft² 5.45 5.52 5.17 5.27 58.68 59.44 55.70 56.78
Actual - m² / - ft² 5.21 5.17 5.57 5.16 56.04 55.69 59.93 55.58
FINANCIAL RESULTS (MILLION)
Gold income
488 458 511 1,896 75 70 84 298
Cost of sales 377 361 332 1,440 58 56 54 227
Cash operating costs 265 295 285 1,153 41 45 47 182
Other cash costs - 2 3 8 - - - 1
Total cash costs 265 296 288 1,161 41 46 47 183
Retrenchment costs 11 11 4 35 2 2 - 6
Rehabilitation and other non-cash costs 2 18 9 36 - 3 2 6
Production costs 278 326 301 1,232 43 50 49 194
Amortisation of tangible assets 110 38 30 212 17 6 5 33
Inventory change (12) (3) 1 (4) (2) - - (1)
112 97 179 456 17 15 30 71
Realised non-hedge derivatives 52 41 17 100 8 6 3 16
Gross profit excluding the effect of unrealised non-hedge derivatives 164 137 196 556 25 21 33 87
Capital expenditure 124 47 74 275 19 7 12 43
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         45

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 120 118 128 482 1,293 1,269 1,383 5,193
Milled - 000 tonnes / - 000 tons 504 501 529 2,031 556 553 583 2,239
Yield - g / t / - oz / t 7.27 7.85 7.23 7.38 0.212 0.229 0.211 0.215
Gold produced - kg / - oz (000) 3,664 3,933 3,825 14,993 118 126 123 482
Gold sold - kg / - oz (000) 3,662 3,936 3,828 14,991 118 127 123 482
Price received - R / kg / - $ / oz - sold 102,370 94,150 83,570 92,752 488 450 431 453
Total cash costs - R / - $ - ton milled 402 417 401 417 56 58 60 60
- R / kg / - $ / oz - produced 55,227 53,142 55,491 56,427 263 254 285 277
Total production costs
- R / kg / - $ / oz - produced 70,300 70,869 64,467 69,594 335 339 332 341
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 221 221 207 219 7.09 7.11 6.67 7.05
Actual - g / - oz 239 256 227 240 7.70 8.23 7.30 7.71
Target - m² / - ft² 7.09 7.09 6.67 7.00 76.32 76.28 71.74 75.39
Actual - m² / - ft² 7.85 7.67 7.63 7.72 84.51 82.61 82.11 83.10
FINANCIAL RESULTS (MILLION)
Gold income
338 342 309 1,324 52 53 51 208
Cost of sales 257 278 248 1,044 39 43 41 164
Cash operating costs 202 207 210 840 31 32 35 132
Other cash costs - 2 2 6 - - - 1
Total cash costs 202 209 212 846 31 32 35 133
Retrenchment costs 8 10 2 26 1 2 - 4
Rehabilitation and other non-cash costs 3 30 7 43 - 5 2 7
Production costs 213 249 221 914 33 38 37 144
Amortisation of tangible assets 44 30 26 129 7 5 4 20
Inventory change (1) (1) 1 - - - - -
81 64 61 281 12 10 10 43
Realised non-hedge derivatives 37 29 11 66 6 4 2 11
Gross profit excluding the effect of unrealised non-hedge derivatives 118 93 72 347 18 14 12 54
Capital expenditure 69 70 78 264 11 11 13 41
Rounding of figures may result in computational discrepancies.
  46                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 99 104 112 399 1,067 1,118 1,202 4,299
Milled - 000 tonnes / - 000 tons 540 522 603 2,082 596 576 665 2,295
Yield - g / t / - oz / t 3.52 4.20 3.87 3.96 0.103 0.123 0.113 0.116
Gold produced - kg / - oz (000) 1,904 2,195 2,335 8,253 61 71 75 265
Gold sold - kg / - oz (000) 1,902 2,196 2,336 8,252 61 71 75 265
Price received - R / kg / - $ / oz - sold 102,339 94,110 83,603 93,113 488 450 433 455
Total cash costs - R / - $ - ton milled 326 329 299 333 45 46 45 47
- R / kg / - $ / oz - produced 92,559 78,182 77,233 83,885 441 374 397 410
Total production costs
- R / kg / - $ / oz - produced 119,704 95,657 91,876 103,932 571 457 473 509
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 223 221 218 218 7.16 7.10 7.01 7.02
Actual - g / - oz 156 180 191 168 5.01 5.78 6.16 5.41
Target - m² / - ft² 9.71 9.73 9.20 9.66 104.55 104.76 99.00 104.00
Actual - m² / - ft² 8.12 8.51 9.15 8.14 87.38 91.55 98.53 87.61
FINANCIAL RESULTS (MILLION)
Gold income
176 191 188 731 27 29 31 114
Cost of sales 225 219 217 852 34 34 36 134
Cash operating costs 176 171 179 688 27 26 30 108
Other cash costs - 1 1 4 - - - 1
Total cash costs 176 172 180 692 27 26 30 109
Retrenchment costs 4 5 2 16 1 1 - 2
Rehabilitation and other non-cash costs (2) 4 5 6 - 1 1 1
Production costs 178 180 187 714 27 28 31 112
Amortisation of tangible assets 49 30 28 143 8 5 5 23
Inventory change (3) 9 2 (5) - 1 - (1)
(49) (28) (29) (122) (8) (4) (5) (20)
Realised non-hedge derivatives 19 16 8 38 3 2 2 6
Gross loss excluding the effect of unrealised non-hedge derivatives (30) (12) (21) (84) (5) (2) (3) (14)
Capital expenditure 24 20 46 93 4 3 8 15
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         47

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,442 1,422 1,594 5,845 1,589 1,567 1,757 6,443
Yield - g / t / - oz / t 0.55 0.53 0.55 0.51 0.016 0.016 0.016 0.015
Gold produced - kg / - oz (000) 800 757 880 2,952 26 24 28 95
Gold sold - kg / - oz (000) 799 757 880 2,951 26 24 28 95
Price received - R / kg / - $ / oz - sold 102,243 94,492 83,675 93,285 487 453 431 455
Total cash costs - R / - $ - ton milled 28 31 33 30 4 4 5 4
- R / kg / - $ / oz - produced 51,135 59,142 58,950 58,636 244 283 302 287
Total production costs - R / kg / - $ / oz - produced 51,135 59,142 58,950 58,636 244 283 302 287
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 733 704 765 727 23.57 22.64 24.59 23.38
Actual - g / - oz 956 835 902 791 30.74 26.85 29.00 25.44
FINANCIAL RESULTS (MILLION)
Gold income
74 66 71 261 11 10 12 41
Cost of sales 40 45 52 170 6 7 9 27
Cash operating costs 41 45 52 173 6 7 9 27
Other cash costs - - - - - - - -
Total cash costs 41 45 52 173 6 7 9 27
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 41 45 52 173 6 7 9 27
Amortisation of tangible assets - - - - - - - -
Inventory change (1) - - (3) - - - -
34 21 19 91 5 3 3 14
Realised non-hedge derivatives 8 6 2 14 1 1 1 2
Gross profit excluding the effect of unrealised non-hedge derivatives 42 27 21 105 6 4 4 16
Capital expenditure 66 53 71 170 10 8 11 27
Rounding of figures may result in computational discrepancies.
  48                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 93 88 89 351 1,000 947 961 3,776
Milled - 000 tonnes / - 000 tons 454 438 451 1,739 500 483 497 1,917
Yield - g / t / - oz / t 9.77 9.01 7.71 9.15 0.285 0.263 0.225 0.267
Gold produced - kg / - oz (000) 4,436 3,946 3,477 15,921 143 127 112 512
Gold sold - kg / - oz (000) 4,433 3,949 3,477 15,919 143 127 112 512
Price received - R / kg / - $ / oz - sold 101,950 94,544 83,118 93,766 486 453 431 457
Total cash costs - R / - $ - ton milled 507 514 501 523 70 72 75 75
- R / kg / - $ / oz - produced 51,902 57,014 64,994 57,084 247 272 334 279
Total production costs
- R / kg / - $ / oz - produced 64,155 79,527 79,277 74,309 305 380 409 363
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 281 260 259 256 9.02 8.35 8.32 8.22
Actual - g / - oz 318 284 246 283 10.22 9.12 7.90 9.10
Target - m² / - ft² 5.90 5.84 5.68 5.67 63.52 62.85 61.19 61.02
Actual - m² / - ft² 6.65 6.32 6.31 6.23 71.61 68.05 67.92 67.10
FINANCIAL RESULTS (MILLION)
Gold income
410 343 279 1,417 63 53 46 222
Cost of sales 290 314 276 1,175 44 48 46 185
Cash operating costs 230 223 224 902 35 34 37 142
Other cash costs 1 2 2 6 - - - 1
Total cash costs 230 225 226 909 35 35 37 143
Retrenchment costs 6 7 1 21 1 1 - 3
Rehabilitation and other non-cash costs (2) 17 4 18 - 3 1 3
Production costs 235 249 231 948 36 38 38 149
Amortisation of tangible assets 50 65 45 236 8 10 8 37
Inventory change 5 - - (8) 1 - - (1)
120 29 3 242 18 4 - 37
Realised non-hedge derivatives 42 31 10 76 7 5 2 12
Gross profit excluding the effect of unrealised non-hedge derivatives 162 59 13 318 25 9 2 49
Capital expenditure 81 76 112 301 12 12 18 47
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         49

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 17 30 45 125 187 325 485 1,341
Milled - 000 tonnes / - 000 tons 80 140 198 578 88 154 219 637
Yield - g / t / - oz / t 9.68 8.01 6.56 6.80 0.282 0.234 0.191 0.198
Gold produced - kg / - oz (000) 770 1,121 1,302 3,930 25 36 42 126
Gold sold - kg / - oz (000) 770 1,135 1,303 3,931 25 36 42 126
Price received - R / kg / - $ / oz - sold 102,344 94,223 82,709 92,916 487 450 427 454
Total cash costs - R / - $ - ton milled 604 637 584 593 84 89 88 85
- R / kg / - $ / oz - produced 62,419 79,484 88,981 87,200 297 379 458 430
Total production costs
- R / kg / - $ / oz - produced 87,574 95,304 92,917 105,194 416 455 476 517
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 149 147 142 148 4.80 4.72 4.55 4.76
Actual - g / - oz 215 159 143 146 6.91 5.10 4.58 4.70
Target - m² / - ft² 4.99 5.02 4.85 5.04 53.75 54.08 52.17 54.29
Actual - m² / - ft² 4.84 4.27 4.93 4.63 52.13 45.97 53.06 49.87
FINANCIAL RESULTS (MILLION)
Gold income
72 99 105 348 11 15 17 55
Cost of sales 71 109 125 411 11 17 21 65
Cash operating costs 48 88 115 339 7 14 19 54
Other cash costs - 1 1 3 - - - 1
Total cash costs 48 89 116 343 7 14 19 54
Retrenchment costs 19 16 - 39 3 3 - 6
Rehabilitation and other non-cash costs (1) (8) (7) (8) - (1) (1) (1)
Production costs 66 97 109 374 10 15 18 59
Amortisation of tangible assets 1 10 12 40 - 2 2 6
Inventory change 4 2 4 (3) 1 - 1 -
- (10) (20) (63) - (2) (4) (10)
Realised non-hedge derivatives 7 8 3 17 1 1 - 3
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 7 (2) (17) (46) 1 - (4) (8)
Capital expenditure 2 8 13 38 - 1 2 6
Rounding of figures may result in computational discrepancies.
  50                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 72 63 67 273 779 674 721 2,935
Milled - 000 tonnes / - 000 tons 442 388 405 1,620 487 427 446 1,786
Yield - g / t / - oz / t 8.90 9.91 10.08 9.62 0.260 0.289 0.294 0.281
Gold produced - kg / - oz (000) 3,929 3,843 4,081 15,586 126 124 131 501
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 75 - - 75 83 - - 83
Yield - g / t / - oz / t 0.54 - - 0.54 0.016 - - 0.016
Gold produced - kg / - oz (000) 41 - - 41 1 - - 1
TOTAL
Yield
1
- g / t / - oz / t 8.90 9.91 10.08 9.62 0.260 0.289 0.294 0.281
Gold produced - kg / - oz (000) 3,970 3,843 4,081 15,627 128 124 131 502
Gold sold - kg / - oz (000) 3,965 3,856 4,081 15,624 127 124 131 502
Price received - R / kg / - $ / oz - sold 102,120 94,078 82,874 92,799 486 449 428 453
Total cash costs - R / - $ - ton milled 400 537 544 481 56 75 82 69
- R / kg / - $ / oz - produced 52,087 54,202 54,011 52,158 248 259 278 256
Total production costs - R / kg / - $ / oz - produced 79,572 71,140 70,613 74,418 380 339 364 364
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 336 339 344 331 10.82 10.89 11.06 10.64
Actual - g / - oz 318 301 285 310 10.24 9.67 9.15 9.97
Target - m² / - ft² 5.30 5.24 5.17 5.17 57.09 56.41 55.60 55.69
Actual - m² / - ft² 5.81 4.90 4.67 5.41 62.50 52.77 50.28 58.23
FINANCIAL RESULTS (MILLION)
Gold income
368 336 329 1,381 56 51 54 217
Cost of sales 319 282 291 1,166 49 43 48 183
Cash operating costs 206 207 219 809 32 32 36 128
Other cash costs 1 1 3 6 - - - 1
Total cash costs 207 208 222 815 32 32 36 129
Retrenchment costs 5 10 1 22 1 2 - 3
Rehabilitation and other non-cash costs (3) (2) 5 4 - - 2 1
Production costs 209 216 228 840 32 33 38 133
Amortisation of tangible assets 107 57 61 322 16 9 10 51
Inventory change 4 9 2 3 1 1 - -
48 54 38 216 7 8 6 33
Realised non-hedge derivatives 37 27 10 69 6 4 2 11
Gross profit excluding the effect of unrealised non-hedge derivatives 85 81 48 284 13 12 8 44
Capital expenditure 143 108 150 468 22 17 24 74
Rounding of figures may result in computational discrepancies.
1
Total yield excludes the surface and dump reclamation.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         51

Argentina
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
CERRO VANGUARDIA - Attributable 92.50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,875 4,433 4,163 18,507 5,374 4,886 4,588 20,401
Treated - 000 tonnes / - 000 tons 211 223 238 853 232 245 262 940
Stripping ratio - t (mined total - mined ore) / t mined ore 22.30 20.13 14.92 19.06 22.30 20.13 14.92 19.06
Yield - g / t / - oz / t 7.49 7.26 8.99 7.70 0.218 0.212 0.262 0.225
Gold in ore - kg / - oz (000) 1,677 1,667 2,210 6,833 54 54 71 220
Gold produced - kg / - oz (000) 1,577 1,616 2,135 6,564 51 52 68 211
Gold sold - kg / - oz (000) 1,596 1,543 2,177 6,422 51 50 70 206
Price received - R / kg / - $ / oz - sold 90,615 83,691 80,928 81,617 432 400 415 399
Total cash costs - R / kg / - $ / oz - produced 36,290 42,180 25,172 35,035 173 202 130 171
Total production costs - R / kg / - $ / oz - produced 57,810 67,116 43,617 56,756 275 320 225 277
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 818 854 1,225 817 26.30 27.45 39.37 26.25
Actual - g / - oz 924 978 1,068 900 29.70 31.44 34.35 28.95
FINANCIAL RESULTS (MILLION)
Gold income
160 140 191 571 24 21 32 90
Cost of sales 96 101 93 365 15 16 16 57
Cash operating costs 43 56 39 180 7 9 6 28
Other cash costs 14 12 15 50 2 2 3 8
Total cash costs 57 68 54 230 9 10 9 36
Rehabilitation and other non-cash costs 1 - 2 2 - - 1 -
Production costs 58 68 56 232 9 10 10 36
Amortisation of tangible assets 32 40 37 139 5 6 6 22
Inventory change 5 (7) - (6) 1 (1) - (1)
64 39 98 206 10 6 16 33
Realised non-hedge derivatives (5) (3) (2) (13) (1) - - (2)
Gross profit excluding the effect of unrealised non-hedge derivatives 58 36 96 193 9 5 16 31
Capital expenditure 20 16 18 90 3 2 3 14
Rounding of figures may result in computational discrepancies.
  52                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,938 2,723 2,916 11,050 3,843 3,562 3,814 14,454
Treated - 000 tonnes / - 000 tons 934 913 940 3,625 1,030 1,006 1,037 3,996
Stripping ratio - t (mined total - mined ore) / t mined ore 5.40 6.63 4.02 5.33 5.40 6.63 4.02 5.33
Yield - g / t / - oz / t 2.69 3.24 3.73 3.68 0.078 0.095 0.109 0.107
Gold produced - kg / - oz (000) 2,866 3,146 3,554 14,139 92 101 114 455
Gold sold - kg / - oz (000) 2,856 3,148 3,547 14,123 92 101 114 454
Price received - R / kg / - $ / oz - sold 107,342 93,455 84,140 94,716 515 447 433 464
Total cash costs - R / kg / - $ / oz - produced 48,903 67,566 54,649 54,924 231 323 282 269
Total production costs - R / kg / - $ / oz - produced 81,376 83,882 68,925 74,065 384 401 356 363
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,112 2,577 2,838 2,709 67.89 82.86 91.26 87.11
Actual - g / - oz 2,552 2,696 3,313 3,143 82.06 86.67 106.50 101.06
FINANCIAL RESULTS (MILLION)
Gold income
287 312 293 1,349 44 48 49 213
Cost of sales 262 262 174 1,050 40 40 30 165
Cash operating costs 132 205 186 744 20 32 31 117
Other cash costs 8 7 8 33 1 1 2 5
Total cash costs 140 213 194 777 21 33 33 122
Rehabilitation and other non-cash costs 47 5 2 65 7 1 1 10
Production costs 187 218 196 842 28 33 34 132
Amortisation of tangible assets 46 46 49 205 7 7 8 32
Inventory change 29 (2) (71) 2 5 - (12) -
25 50 119 300 4 8 19 48
Realised non-hedge derivatives 19 (18) 5 (12) 3 (3) 1 (2)
Gross profit excluding the effect of unrealised non-hedge derivatives 44 32 124 288 7 5 20 46
Capital expenditure 60 60 36 214 9 9 6 34
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         53

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
ANGLOGOLD ASHANTI MINERAÇÃO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 212 222 233 859 233 245 257 947
Treated - 000 tonnes / - 000 tons 237 226 216 900 261 249 238 992
Yield - g / t / - oz / t 7.16 7.08 7.58 7.27 0.209 0.206 0.221 0.212
Gold produced - kg / - oz (000) 1,696 1,600 1,635 6,542 55 51 53 210
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 37 57 - 105 41 63 - 116
Yield - g / t / - oz / t 2.30 2.53 - 2.39 0.067 0.074 - 0.070
Gold produced - kg / - oz (000) 85 145 - 250 3 5 - 8
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - - - - - - - -
Treated - 000 tonnes / - 000 tons - - - - - - - -
Stripping ratio - t (mined total - mined ore) / t mined ore - - - - - - - -
Yield - g / t / - oz / t - - - - - - - -
Gold in ore - kg / - oz (000) - - - - - - - -
Gold produced - kg / - oz (000) - - - - - - - -
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 846 1,291 536 3,984 933 1,423 591 4,392
Placed
1
- 000 tonnes / - 000 tons 68 79 37 249 74 87 41 275
Stripping ratio - t (mined total - mined ore) / t mined ore 11.40 15.57 13.45 15.00 11.40 15.57 13.45 15.00
Yield 2 - g / t / - oz / t 4.38 2.69 5.66 3.43 0.128 0.078 0.165 0.100
Gold placed
3
- kg / - oz (000) 296 211 209 853 10 7 7 27
Gold produced - kg / - oz (000) 287 267 202 971 9 9 6 31
TOTAL
Yield
4
- g / t / - oz / t 6.51 6.16 7.58 6.76 0.190 0.180 0.221 0.197
Gold produced - kg / - oz (000) 2,068 2,011 1,837 7,763 66 65 59 250
Gold sold - kg / - oz (000) 2,037 1,845 1,827 7,445 65 59 59 239
Price received - R / kg / - $ / oz - sold 94,047 88,652 70,724 87,643 451 422 365 427
Total cash costs
- R / kg / - $ / oz - produced 39,945 36,065 26,356 34,619 190 173 135 169
Total production costs
- R / kg / - $ / oz - produced 50,386 50,595 40,132 46,446 240 242 207 226
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 562 547 536 535 18.06 17.60 17.23 17.21
Actual - g / - oz 664 641 610 618 21.34 20.61 19.62 19.88
FINANCIAL RESULTS (MILLION)
Gold income
171 156 128 598 26 24 21 94
Cost of sales 114 88 67 348 17 14 11 54
Cash operating costs 80 71 47 262 12 11 8 41
Other cash costs 2 2 2 7 - - - 1
Total cash costs 83 73 49 269 13 11 8 42
Rehabilitation and other non-cash costs 1 4 5 7 - 1 1 1
Production costs 84 77 54 275 13 12 9 43
Amortisation of tangible assets 21 25 20 85 3 4 3 13
Inventory change 9 (13) (7) (12) 1 (2) (1) (2)
58 67 61 250 9 10 10 39
Realised non-hedge derivatives 20 8 1 54 3 1 - 9
Gross profit excluding the effect of unrealised non-hedge derivatives 78 75 62 304 12 12 10 48
Capital expenditure 176 122 64 455 27 19 10 71
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.
  54                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 96 97 96 378 105 107 106 417
Treated - 000 tonnes / - 000 tons 97 94 93 378 106 103 103 416
Yield - g / t / - oz / t 7.67 8.00 7.91 7.93 0.224 0.233 0.231 0.231
Gold produced - kg / - oz (000) 741 748 738 2,993 24 24 24 96
Gold sold - kg / - oz (000) 745 632 726 2,902 24 20 23 93
Price received - R / kg / - $ / oz - sold 99,723 87,425 70,233 88,345 479 417 362 432
Total cash costs - R / kg / - $ / oz - produced 36,418 33,207 28,505 32,414 174 159 147 158
Total production costs - R / kg / - $ / oz - produced 49,378 42,700 37,159 42,027 236 204 191 205
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 839 827 824 832 26.98 26.58 26.49 26.76
Actual - g / - oz 982 1,015 978 999 31.58 32.64 31.43 32.12
FINANCIAL RESULTS (MILLION)
Gold income
65 52 51 232 10 8 8 37
Cost of sales 35 27 27 120 5 4 4 19
Cash operating costs 26 24 20 94 4 4 3 15
Other cash costs 1 1 1 3 - - - -
Total cash costs 27 25 21 97 4 4 3 15
Rehabilitation and other non-cash costs - - - 1 - - - -
Production costs 27 25 21 98 4 4 3 15
Amortisation of tangible assets 10 7 6 28 1 1 1 4
Inventory change (2) (5) - (6) - (1) - (1)
30 25 24 113 5 4 4 18
Realised non-hedge derivatives 9 4 - 24 1 1 - 4
Gross profit excluding the effect of unrealised non-hedge derivatives 39 29 24 137 6 4 4 22
Capital expenditure 12 11 5 42 2 2 1 7
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         55

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
BIBIANI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons - - 2 6 - - 2 6
Treated - 000 tonnes / - 000 tons - - 2 5 - - 2 6
Yield - g / t / - oz / t - - 0.13 4.83 - - 0.004 0.141
Gold produced - kg / - oz (000) - - 6 26 - - - 1
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 304 1,193 1,192 4,342 335 1,315 1,314 4,786
Treated - 000 tonnes / - 000 tons 601 601 584 2,444 663 663 644 2,694
Stripping ratio - t (mined total - mined ore) / t mined ore 5.46 9.28 2.80 6.76 5.46 9.28 2.80 6.76
Yield - g / t / - oz / t 1.28 1.43 1.79 1.45 0.037 0.042 0.052 0.042
Gold in ore - kg / - oz (000) 104 422 861 2,168 3 14 28 70
Gold produced - kg / - oz (000) 768 860 1,043 3,552 25 28 34 114
TOTAL
Yield
- g / t / - oz / t 1.28 1.43 1.79 1.46 0.037 0.042 0.052 0.043
Gold produced - kg / - oz (000) 768 860 1,048 3,578 25 28 34 115
Gold sold - kg / - oz (000) 768 860 1,048 3,578 25 28 34 115
Price received - R / kg / - $ / oz - sold 98,691 89,597 61,728 89,302 469 430 310 438
Total cash costs
- R / kg / - $ / oz - produced 69,913 64,529 55,161 62,273 334 308 283 305
Total production costs
- R / kg / - $ / oz - produced 128,268 97,587 79,398 98,650 608 467 408 482
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 268 420 486 373 8.61 13.50 15.63 11.99
Actual - g / - oz 707 510 526 521 22.75 16.41 16.92 16.75
FINANCIAL RESULTS (MILLION)
Gold income
73 75 73 309 11 12 12 49
Cost of sales 112 100 85 386 17 15 14 61
Cash operating costs 50 51 54 207 8 8 9 33
Other cash costs 4 4 4 15 1 1 1 2
Total cash costs
54 55 58 223 8 9 10 35
Rehabilitation and other non-cash costs 37 2 1 43 6 - - 7
Production costs 91 58 59 266 14 9 10 42
Amortisation of tangible assets 10 26 25 88 1 4 4 14
Inventory change 12 16 1 31 2 2 - 5
(39) (25) (12) (77) (6) (4) (2) (12)
Realised non-hedge derivatives 3 2 (8) 10 - - (2) 2
Gross (loss) excluding the effect of unrealised non-hedge derivatives (36) (23) (20) (66) (6) (4) (4) (10)
Capital expenditure 4 10 17 44 1 2 3 7
Rounding of figures may result in computational discrepancies.
  56                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
IDUAPRIEM - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,580 5,492 4,292 22,453 5,049 6,053 4,731 24,750
Treated - 000 tonnes / - 000 tons 846 795 707 3,163 933 877 779 3,487
Stripping ratio - t (mined total - mined ore) / t mined ore 4.40 4.55 4.33 5.46 4.40 4.55 4.33 5.46
Yield - g / t / - oz / t 1.63 1.70 1.81 1.71 0.048 0.050 0.053 0.050
Gold in ore - kg / - oz (000) 1,576 1,664 1,302 6,533 51 54 42 210
Gold produced - kg / - oz (000) 1,381 1,355 1,278 5,413 44 44 41 174
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons - - - - - - - -
Placed
1
- 000 tonnes / - 000 tons - - - - - - - -
Gold produced - kg / - oz (000) - - 25 9 - - 1 -
TOTAL
Yield
4
- g / t / - oz / t 1.63 1.70 1.84 1.71 0.048 0.050 0.054 0.050
Gold produced - kg / - oz (000) 1,381 1,355 1,302 5,422 44 44 42 174
Gold sold - kg / - oz (000) 1,515 1,366 1,302 5,423 49 44 42 174
Price received - R / kg / - $ / oz - sold 95,533 86,247 61,568 88,812 457 411 315 435
Total cash costs
- R / kg / - $ / oz - produced 83,222 77,230 68,199 71,330 397 369 354 348
Total production costs
- R / kg / - $ / oz - produced 107,588 98,025 99,780 92,403 513 468 520 451
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 708 775 676 728 22.77 24.92 21.73 23.40
Actual - g / - oz 648 628 618 635 20.85 20.19 19.86 20.43
FINANCIAL RESULTS (MILLION)
Gold income
133 111 90 438 20 17 15 69
Cost of sales 175 130 123 498 27 20 21 78
Cash operating costs 108 99 83 363 17 15 14 57
Other cash costs 7 6 6 24 1 1 1 4
Total cash costs
115 105 89 387 18 16 15 61
Rehabilitation and other non-cash costs 9 2 1 13 1 - - 2
Production costs 124 106 90 400 19 16 15 63
Amortisation of tangible assets 29 24 37 97 4 4 6 15
Inventory change 22 - (4) 1 3 - - -
(42) (19) (33) (59) (6) (3) (6) (9)
Realised non-hedge derivatives 12 7 (10) 43 2 1 (1) 7
Gross (loss) excluding the effect of unrealised non-hedge derivatives (30) (12) (43) (16) (5) (2) (7) (2)
Capital expenditure 8 8 9 23 1 1 1 4
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         57

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
OBUASI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 568 546 519 2,187 626 602 572 2,411
Treated - 000 tonnes / - 000 tons 543 548 494 2,156 598 604 545 2,376
Yield - g / t / - oz / t 4.87 4.64 5.02 4.77 0.142 0.135 0.147 0.139
Gold produced - kg / - oz (000) 2,644 2,541 2,484 10,280 85 82 80 331
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 502 529 439 2,036 553 583 484 2,244
Yield - g / t / - oz / t 0.47 0.48 0.45 0.48 0.014 0.014 0.013 0.014
Gold produced - kg / - oz (000) 236 253 198 985 8 8 6 32
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 339 634 821 2,844 374 699 904 3,135
Treated - 000 tonnes / - 000 tons 256 190 44 492 282 210 49 543
Stripping ratio - t (mined total - mined ore) / t mined ore 4.37 9.18 24.04 10.06 4.37 9.18 24.04 10.06
Yield - g / t / - oz / t 0.89 1.32 2.47 1.84 0.026 0.039 0.072 0.054
Gold in ore - kg / - oz (000) - 17 196 241 - 1 6 8
Gold produced - kg / - oz (000) 227 252 110 904 7 8 4 29
TOTAL
Yield
- g / t / - oz / t 2.39 2.40 2.85 2.60 0.070 0.070 0.083 0.076
Gold produced - kg / - oz (000) 3,107 3,045 2,792 12,169 100 98 90 391
Gold sold - kg / - oz (000) 3,248 2,906 2,792 12,171 104 93 90 391
Price received - R / kg / - $ / oz - sold 95,609 85,876 61,596 89,176 457 412 314 435
Total cash costs - R / kg / - $ / oz - produced 75,184 71,204 62,061 70,817 357 341 320 345
Total production costs
- R / kg / - $ / oz - produced 112,164 96,328 86,814 98,595 535 461 448 481
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 347 357 200 349 11.17 11.49 6.43 11.21
Actual - g / - oz 195 190 193 196 6.26 6.12 6.20 6.30
FINANCIAL RESULTS (MILLION)
Gold income
283 234 194 986 43 36 32 155
Cost of sales 346 283 240 1,190 53 43 40 187
Cash operating costs 219 204 162 811 33 31 27 127
Other cash costs 15 12 11 51 2 2 2 8
Total cash costs
234 217 173 862 36 33 29 135
Retrenchment costs - - 1 - - - - -
Rehabilitation and other non-cash costs 8 - - 8 1 - - 1
Production costs 241 217 174 869 37 33 29 136
Amortisation of tangible assets 111 77 68 334 17 12 11 52
Inventory change (6) (11) (2) (14) (1) (2) - (2)
(64) (49) (46) (203) (10) (7) (8) (32)
Realised non-hedge derivatives 28 16 (22) 99 4 2 (4) 16
Gross loss excluding the effect of unrealised non-hedge derivatives (36) (33) (68) (104) (5) (5) (12) (16)
Capital expenditure 193 120 72 495 30 19 12 78
Rounding of figures may result in computational discrepancies.
  58                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Guinea
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
SIGUIRI - Attributable 85%
Rand / Metric
Dollar / Imperial
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,827 3,783 - 13,694 6,423 4,170 - 15,095
Treated - 000 tonnes / - 000 tons 1,548 1,329 - 4,249 1,706 1,465 - 4,684
Stripping ratio - t (mined total - mined ore) / t mined ore 1.69 1.77 - 1.40 1.69 1.77 - 1.40
Yield - g / t / - oz / t 1.12 1.17 - 1.21 0.033 0.034 - 0.035
Gold produced - kg / - oz (000) 1,736 1,556 - 5,140 56 50 - 165
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons - - 4,587 3,678 - - 5,057 4,054
Placed
1
- 000 tonnes / - 000 tons - - 1,674 1,575 - - 1,846 1,736
Stripping ratio - t (mined total - mined ore) / t mined ore - - 1.59 1.68 - - 1.59 1.68
Yield
2
- g / t / - oz / t - - 1.09 1.16 - - 0.032 0.034
Gold placed
3
- kg / - oz (000) - - 1,820 1,835 - - 59 59
Gold produced - kg / - oz (000) 201 351 1,325 2,534 6 11 43 81
TOTAL
Yield
4
- g / t / - oz / t 1.12 1.17 1.09 1.21 0.033 0.034 0.032 0.035
Gold produced - kg / - oz (000) 1,936 1,907 1,325 7,674 62 61 43 246
Gold sold - kg / - oz (000) 1,936 2,067 1,325 7,674 62 66 43 247
Price received - R / kg / - $ / oz - sold 96,234 87,127 60,987 89,678 460 415 310 435
Total cash costs
- R / kg / - $ / oz - produced 72,822 64,817 83,828 62,009 341 310 434 301
Total production costs
- R / kg / - $ / oz - produced 106,570 88,239 100,252 85,331 502 422 520 414
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 959 945 690 1,048 30.82 30.38 22.18 33.71
Actual - g / - oz 534 565 494 592 17.17 18.16 15.87 19.03
FINANCIAL RESULTS (MILLION)
Gold income
171 172 91 635 26 26 16 99
Cost of sales 183 176 143 607 28 27 25 95
Cash operating costs 124 117 107 442 19 18 18 69
Other cash costs 14 6 4 31 2 1 1 5
Total cash costs
138 124 111 473 21 19 19 74
Rehabilitation and other non-cash costs (3) (6) 5 3 - (1) 1 1
Production costs 135 118 116 476 21 18 20 75
Amortisation of tangible assets 62 49 20 166 9 8 3 26
Inventory change (14) 9 7 (34) (2) 1 2 (6)
(12) (5) (52) 27 (2) (1) (9) 4
Realised non-hedge derivatives 15 8 (10) 54 2 1 (2) 8
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 3 4 (62) 81 1 1 (11) 12
Capital expenditure 18 40 97 194 3 6 16 31
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         59

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,176 732 1,025 4,231 1,538 958 1,340 5,535
Mined - 000 tonnes / - 000 tons 2,719 1,190 2,556 9,821 2,997 1,312 2,818 10,826
Treated - 000 tonnes / - 000 tons 378 404 430 1,505 417 445 475 1,659
Stripping ratio - t (mined total - mined ore) / t mined ore 2.09 1.49 2.60 2.49 2.09 1.49 2.60 2.49
Yield - g / t / - oz / t 4.80 5.33 6.56 5.41 0.140 0.155 0.191 0.158
Gold produced - kg / - oz (000) 1,817 2,151 2,825 8,139 58 69 90 262
Gold sold - kg / - oz (000) 1,916 2,166 2,861 8,148 62 70 92 262
Price received - R / kg / - $ / oz - sold 101,211 92,706 79,377 91,188 483 443 416 445
Total cash costs - R / kg / - $ / oz - produced 47,734 40,511 28,795 39,083 227 194 150 191
Total production costs - R / kg / - $ / oz - produced 70,011 69,496 39,269 60,147 333 333 204 293
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,115 2,270 3,141 2,212 68.00 72.98 101.00 71.13
Actual - g / - oz 2,051 3,409 3,118 3,097 65.94 109.61 100.24 99.57
FINANCIAL RESULTS (MILLION)
Gold income
194 201 225 743 30 31 38 116
Cost of sales 142 154 116 498 22 24 19 78
Cash operating costs 73 73 65 266 11 11 11 42
Other cash costs 14 14 16 52 2 2 3 8
Total cash costs 87 87 81 318 13 13 14 50
Rehabilitation and other non-cash costs 1 1 2 3 - - - -
Production costs 88 88 83 321 13 14 14 50
Amortisation of tangible assets 40 62 28 168 6 9 5 26
Inventory change 15 5 5 9 2 1 - 1
52 47 109 245 8 7 19 39
Realised non-hedge derivatives - - 2 - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 52 47 111 245 8 7 19 39
Capital expenditure 6 2 5 11 1 - 1 2
Rounding of figures may result in computational discrepancies.
  60                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 978 680 893 3,671 1,279 890 1,168 4,802
Mined - 000 tonnes / - 000 tons 2,013 1,413 1,814 7,344 2,219 1,557 2,000 8,095
Treated - 000 tonnes / - 000 tons 502 515 517 1,910 554 568 570 2,106
Stripping ratio - t (mined total - mined ore) / t mined ore 1.52 2.45 3.19 2.47 1.52 2.45 3.19 2.47
Yield - g / t / - oz / t 2.63 2.66 2.81 2.73 0.077 0.078 0.082 0.080
Gold produced - kg / - oz (000) 1,323 1,373 1,454 5,223 43 44 47 168
Gold sold - kg / - oz (000) 1,370 1,378 1,429 5,250 44 44 46 169
Price received - R / kg / - $ / oz - sold 101,716 91,834 80,957 92,180 485 439 419 448
Total cash costs - R / kg / - $ / oz - produced 59,678 50,341 49,309 54,377 284 240 255 265
Total production costs - R / kg / - $ / oz - produced 72,230 62,898 60,630 68,784 344 300 313 336
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,192 2,157 2,030 1,896 70.47 69.34 65.26 60.95
Actual - g / - oz 1,629 1,792 2,174 1,719 52.38 57.62 69.89 55.27
FINANCIAL RESULTS (MILLION)
Gold income
139 127 117 484 21 19 20 76
Cost of sales 92 84 99 353 14 13 17 55
Cash operating costs 69 60 63 250 11 9 11 39
Other cash costs 10 9 9 34 1 1 1 5
Total cash costs 79 69 72 284 12 11 12 45
Rehabilitation and other non-cash costs - - 1 1 - - - -
Production costs 79 69 73 285 12 11 12 45
Amortisation of tangible assets 17 18 16 74 3 3 3 12
Inventory change (3) (3) 10 (6) (1) - 2 (1)
47 43 18 131 7 7 3 20
Realised non-hedge derivatives - - (2) - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 47 43 16 131 7 7 3 20
Capital expenditure 8 12 11 48 1 2 2 7
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         61

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons 1,265 1,111 2,187 5,754 1,394 1,225 2,410 6,342
Placed
1
- 000 tonnes / - 000 tons 328 289 331 1,259 362 318 365 1,388
Stripping ratio - t (mined total - mined ore) / t mined ore 4.97 9.58 3.64 6.94 4.97 9.58 3.64 6.94
Yield
2
- g / t / - oz / t 3.73 3.08 2.95 2.99 0.109 0.090 0.086 0.087
Gold placed
3
- kg / - oz (000) 1,225 888 977 3,759 39 29 31 121
Gold produced - kg / - oz (000) 972 666 866 3,060 31 21 28 98
Gold sold - kg / - oz (000) 997 599 810 3,052 32 19 26 98
Price received - R / kg / - $ / oz - sold 102,055 91,129 83,576 92,211 487 438 438 449
Total cash costs - R / kg / - $ / oz - produced 43,556 59,688 53,355 53,754 208 285 276 263
Total production costs - R / kg / - $ / oz - produced 60,795 63,983 67,381 69,469 290 305 348 340
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,127 1,161 898 1,115 36.24 37.32 28.86 35.86
Actual - g / - oz 1,434 975 1,192 1,103 46.11 31.36 38.32 35.48
FINANCIAL RESULTS (MILLION)
Gold income
102 55 68 281 16 8 11 44
Cost of sales 64 39 54 214 10 6 9 34
Cash operating costs 35 36 41 144 5 5 7 23
Other cash costs 7 4 5 20 1 1 1 3
Total cash costs 42 40 46 164 7 6 8 26
Rehabilitation and other non-cash costs - - 1 1 - - - -
Production costs 43 40 47 166 7 6 8 26
Amortisation of tangible assets 16 3 11 47 3 - 2 7
Inventory change 5 (4) (4) 1 1 (1) (1) -
38 16 14 68 6 2 2 11
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 38 16 14 68 6 2 2 11
Capital expenditure 1 3 4 15 - 1 1 2
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
  62                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

Namibia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 295 296 358 1,161 386 387 468 1,518
Mined - 000 tonnes / - 000 tons 922 966 1,159 3,744 1,016 1,065 1,278 4,127
Treated - 000 tonnes / - 000 tons 303 328 292 1,222 334 361 321 1,347
Stripping ratio - t (mined total - mined ore) / t mined ore 1.66 1.15 1.52 1.56 1.66 1.15 1.52 1.56
Yield - g / t / - oz / t 2.30 2.00 1.83 2.05 0.067 0.058 0.053 0.060
Gold produced - kg / - oz (000) 696 657 535 2,510 22 21 17 81
Gold sold - kg / - oz (000) 698 621 536 2,512 22 20 17 81
Price received - R / kg / - $ / oz - sold 101,269 91,856 82,765 91,635 482 440 428 447
Total cash costs - R / kg / - $ / oz - produced 54,386 56,025 89,009 65,300 259 268 462 321
Total production costs - R / kg / - $ / oz - produced 33,958 56,659 99,489 66,354 156 271 516 326
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 763 741 546 720 24.52 23.81 17.54 23.14
Actual - g / - oz 758 702 558 664 24.37 22.58 17.95 21.36
FINANCIAL RESULTS (MILLION)
Gold income
71 57 44 230 11 9 7 36
Cost of sales 25 34 53 166 4 5 9 26
Cash operating costs 38 37 47 163 6 6 8 26
Other cash costs - - 1 1 - - - -
Total cash costs 38 37 48 164 6 6 8 26
Rehabilitation and other non-cash costs (42) (6) - (43) (7) (1) - (7)
Production costs (4) 31 48 121 (1) 5 8 19
Amortisation of tangible assets 28 7 5 45 4 1 1 7
Inventory change 1 (3) - (1) - - - -
46 23 (9) 64 7 4 (2) 10
Realised non-hedge derivatives - - - - - - - -
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 46 23 (9) 64 7 4 (2) 10
Capital expenditure 12 3 16 33 2 - 3 5
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com                                                         63

Tanzania
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
GEITA - Attributable 100% May 2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,799 4,836 4,629 20,007 6,277 6,326 6,055 26,169
Mined - 000 tonnes / - 000 tons 13,108 13,792 11,859 54,109 14,449 15,203 13,072 59,645
Treated - 000 tonnes / - 000 tons 1,545 1,561 1,424 6,078 1,703 1,720 1,570 6,699
Stripping ratio - t (mined total - mined ore) / t mined ore 8.53 8.09 9.95 8.49 8.53 8.09 9.95 8.49
Yield - g / t / - oz / t 2.41 2.72 4.15 3.14 0.070 0.079 0.121 0.092
Gold produced - kg / - oz (000) 3,730 4,247 5,915 19,074 120 137 190 613
Gold sold - kg / - oz (000) 3,398 4,339 6,039 18,701 109 139 194 601
Price received - R / kg / - $ / oz - sold 104,922 84,645 68,534 81,124 503 407 352 398
Total cash costs - R / kg / - $ / oz - produced 68,370 74,172 51,479 61,182 326 353 264 298
Total production costs - R / kg / - $ / oz - produced 100,414 87,353 69,023 79,377 478 416 354 387
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 800 1,031 911 1,023 25.73 33.15 29.30 32.90
Actual - g / - oz 920 1,049 1,452 1,195 29.58 33.74 46.68 38.41
FINANCIAL RESULTS (MILLION)
Gold income
266 298 412 1,351 41 46 68 214
Cost of sales 313 376 388 1,468 48 58 64 230
Cash operating costs 240 297 282 1,095 37 45 47 172
Other cash costs 13 18 19 61 2 3 3 10
Total cash costs 253 315 301 1,156 39 48 50 181
Rehabilitation and other non-cash costs 113 (5) 2 113 17 (1) - 17
Production costs 365 309 303 1,269 56 47 50 199
Amortisation of tangible assets 7 61 102 234 1 9 17 37
Inventory change (59) 5 (17) (36) (9) 1 (3) (5)
(48) (78) 24 (116) (7) (12) 4 (17)
Realised non-hedge derivatives 91 69 3 166 14 11 1 26
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 43 (9) 27 49 7 (1) 5 9
Capital expenditure 45 372 41 496 6 59 7 78
Rounding of figures may result in computational discrepancies.
  64                                                                     Quarterly Report December 2005 - www.AngloGoldAshanti.com

USA
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2005
2005
2004
2005
2005
2005
2004
2005
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 13,015 11,186 11,624 47,676 14,346 12,330 12,814 52,554
Placed
1
- 000 tonnes / - 000 tons 4,731 4,932 4,335 19,194 5,215 5,437 4,779 21,157
Stripping ratio - t (mined total - mined ore) / t mined ore 1.84 1.45 1.74 1.62 1.84 1.45 1.74 1.62
Yield
2
- g / t / - oz / t 0.62 0.62 0.60 0.62 0.018 0.018 0.018 0.018
Gold placed
3
- kg / - oz (000) 2,922 3,036 2,602 11,953 94 98 84 384
Gold produced - kg / - oz (000) 2,659 2,871 2,820 10,252 85 92 91 330
Gold sold - kg / - oz (000) 2,563 2,872 2,821 10,154 82 92 91 326
Price received - R / kg / - $ / oz - sold 83,972 80,137 61,364 79,562 399 383 317 388
Total cash costs
4
- R / kg / - $ / oz - produced 50,297 48,304 46,411 47,124 239 231 240 230
Total production costs - R / kg / - $ / oz - produced 72,260 70,711 62,791 68,349 344 338 324 333
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,725 2,692 2,822 2,709 87.62 86.55 90.72 87.09
Actual - g / - oz 2,878 3,003 3,032 2,728 92.52 96.54 97.49 87.71
FINANCIAL RESULTS (MILLION)
Gold income
147 205 169 661 23 31 28 104
Cost of sales 192 203 177 701 29 31 29 110
Cash operating costs 159 148 131 573 24 23 22 90
Other cash costs 9 7 11 30 1 1 1 5
Total cash costs 168 155 142 603 26 24 23 95
Rehabilitation and other non-cash costs 7 3 (7) 17 1 - (1) 3
Production costs 175 158 135 620 27 24 22 97
Amortisation of tangible assets 63 72 57 255 10 11 9 40
Inventory change (46) (27) (15) (174) (7) (4) (2) (27)
(46) 2 (8) (39) (7) - (1) (6)
Realised non-hedge derivatives 69 25 4 146 10 4 - 23
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 23 27 (4) 107 4 4 (1) 17
Capital expenditure 16 14 20 53 3 2 3 8
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2005 - www.AngloGoldAshanti.com

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2004, which was filed with the Securities and Exchange Commission (SEC) on 14July 2005.
Administrative   information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
Clement Mamathuba
Telephone: +27 11 637 6223
Fax: +27 11 637 6400
E-mail:
cmamathuba@AngloGoldAshanti.com
United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
PRINTED BY INCE (PTY) LIMITED
Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
K H Williams
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE**
R Médori ~ (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
#
American
**Ghanaian
~ French
! Brazilian
Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 10, 2006
By: /s/ C R Bull
Name: C R Bull
Title:   Company Secretary